SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, and its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005.

Press Release

For Immediate Release

On Track Innovations (OTI) Completes $22.2 Million Private Placement of
Ordinary Shares

Fort Lee, NJ – November 1, 2005 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced that it has completed an approximately $22.2 million private placement of new equity financing with institutional investors from the US, Switzerland and England.

OTI intends to use the net proceeds from the placement to support large-scale implementation of projects in the ID and payments markets.

RBC Capital Markets acted as lead placement agent and Andrew Garrett, Inc. acted as co-placement agent for the offering.

The transaction involved the sale of 1,828,026 units, of which (i) 1,544,568 consist of one ordinary share and a warrant to purchase three-fifths (3/5) of an ordinary share and (ii) 283,458 consist of one ordinary share and a warrant to purchase one-half (1/2) of an ordinary share. The purchase price for each of the 1,828,026 units was $12.15 per unit, which equals the average closing price of OTI’s ordinary shares on the NASDAQ National Market during the last five trading days before pricing.

The warrants are not exercisable until May 1, 2006; are for the purchase of an aggregate of up to 1,068,470 ordinary shares; have terms of five years and an exercise price of $14.58 per share; and may be redeemed by OTI after two years if the market price of the underlying ordinary shares reaches $26.25 and certain other conditions are met. Purchasers of 1,544,568 of the ordinary shares included in the units, and purchasers of all of the warrants included in the units, have agreed to “lock-up” such shares and warrants until May 1, 2006.

None of the securities sold to the investors or any of the ordinary shares underlying the warrants has been registered under the Securities Act of 1933. Accordingly, the securities may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act. OTI has agreed to file a registration statement covering resale of these securities by the investors. All of the units having been sold this press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company.

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micro payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

Forward-Looking Statements
This press release contains forward-looking statements. Such statements include (but are not limited to) the description of the Company’s intended use of the proceeds of the placement described herein and are subject to certain risks and uncertainties, such as the satisfaction of closing conditions, market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

OTI Contact:	Media Relations	IR Contact:
Galit Mendelson	Adam Handelsman	David Pasquale/Denise Roche
Director of Corporate Communications	5W Public Relations	The Ruth Group
201 944 5200 ext. 111	212 999 5585	646 536 7006/8
galit@otiglobal.com	ahandelsman@5wpr.com	dpasquale@theruthgroup.com
droche@theruthgroup.com

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is made and entered into as of October 27, 2005, by and among On Track Innovations Ltd., an Israeli company (the “Company”), and each of the purchasers listed on Schedule A attached hereto (collectively, the “Purchasers” and individually, a “Purchaser”).

RECITALS

WHEREAS, the Company desires to issue and sell to the Purchasers, and the Purchasers desire to purchase from the Company, up to one million eight hundred thirty thousand (1,830,000) units (each, a “Unit”), each unit consisting of one ordinary share, NIS 0.10 nominal value, of the Company (the “Ordinary Shares”) and a five year warrant (a “Warrant”) to purchase 0.6 of an Ordinary Share, on the terms and conditions set forth in this Agreement; and

WHEREAS, the Company and each Purchaser are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Regulation D (“Regulation D”), as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”).

NOW, THEREFORE, in consideration of the foregoing, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

        AGREEMENT TO PURCHASE AND SELL SECURITIES.

Authorization. The Company’s Board of Directors has authorized the issuance and sale, pursuant to the terms and conditions of this Agreement, of up to one million eight hundred thirty thousand (1,830,000) Units, consisting in the aggregate of (i) one million eight hundred thirty thousand (1,830,000) Ordinary Shares (the “Purchased Shares”) and, (ii) one million ninety-eight thousand (1,098,000) Warrants, substantially in the form attached hereto as Exhibit A. Each Warrant included in the Units shall be exercisable to purchase one Ordinary Share at $14.58 per share (the “Purchased Warrants” and together with the Purchased Shares, the “Purchased Securities”). Subject to their terms and conditions, the Purchased Warrants shall be exercisable at any time and from time to time commencing May 1, 2006 through and including November 1, 2010.

Agreement to Purchase and Sell Securities. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), each Purchaser severally and not jointly agrees to purchase, and the Company agrees to sell and issue to each Purchaser, that number of Units set forth opposite such Purchaser’s name on Schedule A attached hereto. The purchase price of each Unit, without giving effect to the exercise price of the Warrants (the “Per Unit Price”) shall be $12.15.

Use of Proceeds. The Company intends to apply the net proceeds from the sale of the Purchased Securities for working capital and general corporate purposes as determined by the Company from time to time.

Obligations Several Not Joint. The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement. The decision of each of the Purchasers to purchase the Purchased Securities pursuant to this Agreement has been made by such Purchaser independently of any other Purchaser. Nothing contained herein, and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. Each Purchaser shall be entitled to independently protect and enforce such Purchaser’s rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

      CLOSING.

Closing. The completion of the purchase and sale of the Purchased Securities shall take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, at 9:00 a.m., local time, not later than five (5) Business Days following the date of the execution of this Agreement, or at such other time and place as the Company and Purchasers representing a majority of the Purchased Securities mutually agree upon (which time and place are referred to in this Agreement as the “Closing”). Prior to the Closing, each Purchaser shall have delivered to the Company the purchase price of the Purchased Securities purchased by such Purchaser by wire transfer of immediately available funds in accordance with the wire transfer instructions attached hereto as Exhibit B. At the Closing, the Company shall, against delivery of full payment for the Purchased Securities, (i) authorize its transfer agent to issue to each Purchaser one or more stock certificates (the “Certificates”) registered in the name of each Purchaser (or in such nominee name(s) as designated by such Purchaser in the Stock Certificate and Warrant Questionnaire attached hereto as Appendix I (the “Stock Certificate Questionnaire”)), representing the number of Ordinary Shares set forth opposite the appropriate Purchaser’s name on Schedule A hereto, and bearing the legend set forth in Section 4(k)(i) herein, and (ii) issue to each Purchaser the number of Purchased Warrants set forth opposite the appropriate Purchaser’s name on Schedule A hereto, and bearing the legend set forth in Section 4(k)(ii) herein. Closing documents may be delivered by facsimile. The date of the Closing is referred to herein as the “Closing Date.”

        For purposes of this Agreement, “Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday or a day on which banking institutions in the State of New York or the State of Israel are authorized or required by law or other governmental action to close.

Aggregate Purchase Price. Any payment will be returned promptly, without interest or deduction, if the transactions contemplated by this Agreement are not consummated.

        REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to each Purchaser that the statements in this Section 3 are true and correct, except as set forth in the disclosure schedule delivered by the Company to the Purchasers on the date hereof (the “Disclosure Schedule”):

Organization, Good Standing and Qualification. The Company is a corporation duly organized and validly existing under the laws of the State of Israel and has all corporate power and authority required to (i) own, operate and occupy its properties and to carry on its business as presently conducted and (ii) enter into this Agreement and the other agreements, instruments and documents contemplated hereby, and to consummate the transactions contemplated hereby and thereby. The Company is qualified or authorized, as the case may be, to do business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect. As used in this Agreement, “Material Adverse Effect” means a material adverse effect on, or a material adverse change in, or a group of such effects on or changes in, the business, operations, financial condition, results of operations, assets or liabilities of the Company and its subsidiaries, taken as a whole.

Capitalization. The capitalization of the Company as of the date hereof (excluding the Purchased Securities to be purchased pursuant to this Agreement) is as follows:

The authorized share capital of the Company consists of 30,000,000 Ordinary Shares.

As of October 12, 2005, the issued and outstanding share capital of the Company consisted of 9,412,060 Ordinary Shares. The issued and outstanding share capital of the Company has been duly authorized and validly issued, are fully paid and nonassessable and are not subject to any preemptive or other similar rights.

As of October 12, 2005, the Company had 5,633,066 Ordinary Shares reserved for issuance upon exercise of outstanding options granted under the Company’s share option plans (the “Option Plans”).

With the exception of the foregoing in this Section 3(b) and except as contemplated by this Agreement, there are no outstanding subscriptions, options, warrants, convertible or exchangeable securities or other rights granted to or by the Company to purchase Ordinary Shares or other securities of the Company and there are no commitments, plans or arrangements to issue any Ordinary Shares or any security convertible into or exchangeable for Ordinary Shares.

Subsidiaries. Except as set forth in the SEC Documents, the Company does not have any subsidiaries (the entities listed in the SEC Documents or any exhibit thereto as the Company’s subsidiaries are referred to herein, collectively, as the “Subsidiaries”), and, except as set forth in Section 3(c) of the Disclosure Letter attached hereto as Exhibit C (the “Disclosure Letter”), the Company does not own any share capital of, assets comprising the business of, obligations of, or any other interest (including any equity or partnership interest) in, any person or entity. Each of the Subsidiaries is duly organized and validly existing in good standing under the laws of the jurisdiction of its incorporation or organization. Each of the Subsidiaries has full power and authority to own, operate and occupy its properties and to conduct its business as presently conducted and is registered or qualified to do business and in good standing in each jurisdiction in which it owns or leases property or transacts business and where the failure to be so qualified would have a Material Adverse Effect.

Due Authorization. All corporate actions on the part of the Company necessary for the authorization, execution, delivery of and performance of all obligations of the Company under this Agreement and the authorization, issuance, reservation for issuance and delivery of all of the Purchased Securities being sold under this Agreement and the Ordinary Shares issuable upon the exercise of the Purchased Warrants (the “Warrant Shares”) have been taken; no further consent or authorization of the Company, the Board or its shareholders is required (including with respect to NASD Rule 4350(i)(1)(D)), and this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as may be limited by (1) applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally or (2) the effect of rules of law governing the availability of equitable principles of general application, or (ii) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

Valid Issuance of Purchased Securities.

Purchased Securities. The Purchased Securities will be, upon payment therefor by the Purchasers in accordance with this Agreement, and the Warrant Shares will be, if and when issued in accordance with the terms of the Purchased Warrants, duly authorized, validly issued, fully paid and non-assessable, free from all liens, claims and encumbrances, as the case may be, and will not be subject to any pre-emptive rights or similar rights which shall not have been duly waived at the time of, and with respect to, the issuance of the Purchased Securities and the Warrant Shares. No co-sale right, right of first refusal or other similar rights exist with respect to the Purchased Securities and the Warrant Shares or the issuance and sale thereof. The issuance and sale of the Purchased Securities and the Warrant Shares will not obligate the Company to issue Ordinary Shares or other securities to any person and will not result in a right of any holder of the Company’s securities to adjust the exercise, conversion, exchange or reset price under such securities.

Compliance with Securities Laws. Subject to the accuracy of the representations made by the Purchasers in Section 4 hereof, the Purchased Securities and the Warrant Shares (assuming no change in applicable law and no unlawful distribution of the Purchased Securities or the Warrant Shares by the Purchasers or other parties) will be issued to the Purchasers in compliance with applicable exemptions from (1) the registration and prospectus delivery requirements of the Securities Act and (2) the registration and qualification requirements of all applicable securities laws of the states of the United States.

Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, or notice to, any federal, state or local governmental authority or self regulatory agency on the part of the Company is required in connection with the issuance of the Purchased Securities or the Warrant Shares to the Purchasers, or the consummation of the other transactions contemplated by this Agreement, except (i) such filings as have been made prior to the date hereof, (ii) the filings under applicable securities laws required to comply with the Company’s registration obligations under Section 5 of this Agreement, (iii) the filing of a notification form with The Nasdaq Stock Market within five days after the Closing Date and (iv) such additional post-Closing filings as may be required to comply with applicable state and federal securities laws and the listing requirements of the Nasdaq National Market (“Nasdaq”).

Non-Contravention. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby (including issuance of the Purchased Securities and Warrant Shares), do not (i) contravene or conflict with the Articles of Association of the Company (the “Articles of Association”) or other organizational documents of the Company or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X); (ii) constitute a violation of any provision of any federal, state, local or foreign law, rule, regulation, order or decree applicable to the Company or any Significant Subsidiary; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any material benefit to which the Company or any Significant Subsidiary is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any asset of the Company or any Significant Subsidiary under, any material contract to which the Company or any Significant Subsidiary is a party or any material permit, license or similar right relating to the Company or any Significant Subsidiary or by which the Company or any Significant Subsidiary may be bound or affected, except, in the case of clauses (ii) and (iii), for such breaches, defaults or violations that individually or in the aggregate would not have a Material Adverse Effect.

Litigation. There is no action, suit, proceeding, claim, arbitration or investigation (“Action”) pending or, to the Company’s actual knowledge, threatened in writing: (i) against the Company, any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X), their activities, properties or assets, or any officer, director or employee of the Company or any Significant Subsidiary in connection with such officer’s, director’s or employee’s relationship with, or actions taken on behalf of, the Company or any Significant Subsidiary, that is reasonably likely to have a Material Adverse Effect, or (ii) that seeks to prevent, enjoin, alter, challenge or delay the consummation of the transactions contemplated by this Agreement (including the issuance of the Purchased Securities and the Warrant Shares). The Company is not a party to nor subject to the provisions of, any order, writ, injunction, judgment or decree of any court or government agency or instrumentality that is reasonably expected to prevent, enjoin, alter, challenge or delay the consummation of the transactions contemplated by this Agreement or is reasonably likely to have a Material Adverse Effect. No Action is currently pending nor does the Company currently intend to initiate any Action that is reasonably likely to have a Material Adverse Effect. The U.S. Securities and Exchange Commission (the “SEC”) has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the Exchange Act or the Securities Act.

Compliance with Law and Charter Documents. The Company is not in violation or default of any provisions of the Articles of Association. The Company has complied and is currently in compliance with all applicable statutes, laws, rules, regulations and orders of the United States of America and all states thereof, foreign countries and other governmental bodies and agencies having jurisdiction over the Company’s business or properties, except for any instance of non-compliance that has not had, and would not reasonably be expected to have, a Material Adverse Effect. Neither the Company nor any of the Significant Subsidiaries is in default (and there exists no condition which, with or without the passage of time or giving of notice or both, would constitute a default) in any material respect in the performance of any bond, debenture, note or any other evidence of indebtedness in any indenture, mortgage, deed of trust or any other material agreement or instrument to which the Company or any of the Significant Subsidiaries is a party or by which the Company or any of the Significant Subsidiaries is bound or by which the properties of the Company are bound, which default would be reasonably likely to have a Material Adverse Effect or which would be reasonably likely to have a Material Adverse Effect on the transactions contemplated by this Agreement.

Material Non-Public Information. The Company has not provided, and will not provide, to the Purchasers any material non-public information other than information related to the transactions contemplated by this Agreement, all of which information related to the transactions contemplated hereby shall be disclosed by the Company pursuant to Section 9(n) hereof.

SEC Documents.

Reports. Since January 1, 2004, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder. The Company has made available to the Purchasers prior to the date hereof copies of:

its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (including any amendments thereto, the “Form 20-F”) filed by the Company with the SEC; and

all other documents, including exhibits thereto, filed or submitted by the Company with the SEC since December 31, 2004, pursuant to the reporting requirements of the Exchange Act, including, without limitation, any Report on Form 6-K for events occurring since December 31, 2004 (“Form 6-Ks”) submitted by the Company to the SEC (the Form 20-F and the Form 6-Ks are collectively referred to herein as the “SEC Documents”).

        Each of the SEC Documents, as of the respective dates thereof (or, if amended or superseded by a filing or submission, as the case may be, prior to the Closing Date, then on the date of such filing or submission, as the case may be), (i) did not contain any untrue statement of a material fact nor omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Document.

Sarbanes-Oxley. The Chief Executive Officer and the Chief Financial Officer of the Company have signed, and the Company has furnished to the SEC, all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 from a foreign private issuer. Such certifications contain no qualifications or exceptions to the matters certified therein (other than such qualifications or exceptions that are permitted under the Exchange Act and the rules promulgated thereunder) and have not been modified or withdrawn, and neither the Company nor any of its officers has received notice from any governmental entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications. Without limiting the foregoing, the Company is in compliance with any applicable requirements of the Sarbanes-Oxley Act of 2002 which apply to a foreign private issuer and the rules and regulations promulgated thereunder, as amended, that are currently in effect, except where such noncompliance would not have or reasonably be expected to result in a Material Adverse Effect or which would not reasonably be expected to have a Material Adverse Effect on the transactions contemplated by this Agreement.

Financial Statements. The consolidated financial statements of the Company included in the SEC Documents (i) comply in all material respects with the rules and regulations of the SEC with respect thereto as were in effect at the time of filing and (ii) present fairly, in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), consistently applied, the financial position of the Company as of the dates indicated therein, and the results of its operations and cash flows for the periods therein specified, subject, in the case of unaudited financial statements for interim periods, to normal, immaterial, year-end audit adjustments.

Absence of Certain Changes Since the Balance Sheet Date. Since December 31, 2004, the business and operations of the Company have been conducted in the ordinary course consistent with past practice, and there has not been:

any declaration, setting aside or payment of any dividend or other distribution of the assets of the Company with respect to any share capital of the Company or any repurchase, redemption or other acquisition by the Company or any subsidiary of the Company of any outstanding share capital of the Company;

any damage, destruction or loss to the Company’s business or assets, whether or not covered by insurance, except for such occurrences, individually and collectively, that have not had, and would not reasonably be expected to have, a Material Adverse Effect;

any waiver by the Company of a valuable right or of a material debt owed to it, except for such waivers, individually and collectively, that have not had, and would not reasonably be expected to have, a Material Adverse Effect;

any material change or amendment to, or any waiver of any material right under, a material contract or arrangement by which the Company or any of its assets or properties is bound or subject;

any change by the Company in its accounting principles, methods or practices or in the manner in which it keeps its accounting books and records, except any such change required by a change in U.S. GAAP or by the SEC; or

any other event or condition of any character, except for such events and conditions that have not resulted, and are not expected to result, either individually or collectively, in a Material Adverse Effect.

Intellectual Property. The Company owns or possesses sufficient rights to use all patents, patent rights, inventions, trade secrets, know-how, trademarks, service marks, trade names, licenses or copyrights (collectively, “Intellectual Property”), which are necessary to conduct its businesses as currently conducted, except where the failure to own or possess such sufficient rights would not reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect. The Company has not received any written notice of, and has no actual knowledge of, any infringement of or conflict with asserted rights of others with respect to any Intellectual Property which, either individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to have a Material Adverse Effect, and to the Company’s actual knowledge, none of the patent rights owned or licensed by the Company are unenforceable or invalid.

Title to Property and Assets. The properties and assets owned by the Company are so owned free and clear of all mortgages, deeds of trust, liens, charges, encumbrances and security interests except for (i) statutory liens for the payment of current taxes that are not yet delinquent and (ii) liens, encumbrances and security interests that arise in the ordinary course of business and do not in any material respect affect the business of the Company as currently conducted. With respect to the property and assets it leases, the Company is in compliance with such leases in all material respects.

Taxes. The Company has filed or has valid extensions of the time to file all necessary federal, state, and foreign income and franchise tax returns due prior to the date hereof and has paid or accrued all taxes shown as due thereon, and the Company has no knowledge of any material tax deficiency which has been or might be asserted or threatened against it.

Insurance. The Company maintains insurance of the types and in the amounts that the Company reasonably believes are prudent and adequate for its business, all of which insurance is in effect as of the date hereof.

Labor Relations. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company.

Internal Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Transactions With Officers and Directors. Since January 1, 2004, none of the officers or directors of the Company has entered into any transaction with the Company or any Subsidiary that would be required to be disclosed in the Company’s Annual Report on Form 20-F.

General Solicitation. Neither the Company nor any other person or entity authorized by the Company to act on its behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) of investors with respect to offers or sales of the Purchased Securities.

Registration Statement Matters. The Company currently meets the eligibility requirements for use of a Form F-3 Registration Statement for the resale of the Purchased Shares and the Warrant Shares by the Purchasers to the extent that such resale is permitted pursuant to General Instruction I.B.3 of Form F-3 and is not objected to by the SEC due to the status of, or any action taken by, a Purchaser. Assuming the completion and timely delivery of the Registration Statement/Suitability Questionnaire (attached hereto as Appendix II) (the “Registration Statement Questionnaire”) by each Purchaser to the Company, the Company is not aware of any facts or circumstances that would prohibit or delay the preparation and filing of a registration statement with respect to the Registrable Shares (as defined below).

No Integrated Offering. Neither the Company, nor any Affiliate (as defined below) of the Company, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Purchased Securities to be integrated with prior offerings by the Company for purposes of the Securities Act, any applicable state securities laws or any applicable shareholder approval provisions, including, without limitation, under Nasdaq rules and regulations, nor will the Company take any action or steps that would cause the offering of the Purchased Securities to be integrated with other offerings.

        For the purposes of this Agreement, an “Affiliate” of any specified Purchaser means any other person or entity which directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, such specified Purchaser. For purposes of this definition, “control” as used with respect to any person or entity means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting securities, by contract or otherwise.

Nasdaq Listing Matters. The Ordinary Shares are registered pursuant to Section 12(g) of the Exchange Act and are listed on the Nasdaq under the ticker symbol “OTIV.” The Company has not received any notice that it is not currently in compliance with the listing or maintenance requirements of the Nasdaq. The issuance and sale of the Purchased Securities under this Agreement do not contravene the rules and regulations of Nasdaq. The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act or de-listing the Ordinary Shares from Nasdaq.

No Manipulation of Stock. The Company has not taken and will not, in violation of applicable law, take any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Ordinary Shares to facilitate the sale or resale of the Purchased Securities or the Warrant Shares.

Investment Company. The Company is not an “investment company” within the meaning of such term under the Investment Company Act of 1940 and the rules and regulations of the SEC thereunder.

Application of Takeover Protections. There is no control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s Articles of Association (or similar charter documents) that would become applicable to the Purchasers as a result of the issuance of the Purchased Securities and the Warrant Shares.

Disclosure. The Company’s representations and warranties set forth in this Agreement are true and correct in all material respects (except for such representations and warranties that are qualified by a reference to “Material Adverse Effect” or any other similar qualification, which are true and correct) and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Foreign Corrupt Practices. Neither the Company, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) that is in violation of law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

        REPRESENTATIONS, WARRANTIES AND CERTAIN AGREEMENTS OF THE PURCHASERS. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, and agrees as follows:

Organization, Good Standing and Qualification. Such Purchaser has all corporate, limited liability company, partnership, trust or individual power and authority required to enter into this Agreement and the other agreements, instruments and documents contemplated hereby and consummate the transactions contemplated hereby and thereby.

Due Authorization. The execution, delivery and performance of all obligations of such Purchaser under this Agreement have been duly authorized by all necessary corporate, limited liability company, partnership, trust or individual, as the case may be, action on the part of such Purchaser. This Agreement constitutes such Purchaser’s legal, valid and binding obligation, enforceable against such Purchaser in accordance with its terms, except (i) as may be limited by (1) applicable bankruptcy, insolvency, reorganization moratorium, liquidation, conservatorship, receivership or other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally or other laws of general application relating to or affecting the enforcement of creditors’ rights generally or (2) the effect of rules of law governing the availability of equitable principles of general application or (ii) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

Non-Contravention. The execution, delivery and performance of this Agreement by such Purchaser, and the consummation by such Purchaser of the transactions contemplated hereby, do not (i) contravene or conflict with the organizational documents of such Purchaser; nor (ii) constitute a violation of any provision of any federal, state, local or foreign law, rule, regulation, order or decree applicable to such Purchaser.

Litigation. Such Purchaser is not a party to or subject to the provisions of, any order, writ, injunction, judgment or decree of any court or government agency or instrumentality that is reasonably likely to prevent, enjoin, alter, challenge or delay the consummation of the transactions contemplated by this Agreement.

Purchase for Own Account. The Purchased Securities are being acquired for investment for such Purchaser’s own account, not as a nominee or agent, in the ordinary course of business, and not with a view to the distribution thereof in a manner which would violate the Securities Act. Such Purchaser (if not an individual) also represents that it has not been formed for the specific purpose of acquiring the Purchased Securities. Such Purchaser does not have any agreement or understanding, whether or not legally binding, direct or indirect, with any other person or entity, to sell or otherwise distribute the Purchased Securities. Notwithstanding the foregoing, the parties hereto acknowledge the Purchaser’s right at all times to sell or otherwise dispose of all or any part of such securities in compliance with applicable federal and state securities laws and as otherwise contemplated by this Agreement.

Investment Experience. Such Purchaser understands that the purchase of the Purchased Securities involves substantial risk. Such Purchaser has experience as an investor in securities of companies and acknowledges that such Purchaser is able to bear the economic risk of its investment in the Purchased Securities and has such knowledge and experience in financial or business matters to be capable of evaluating the merits and risks of this investment in the Purchased Securities and protecting such Purchaser’s own interests in connection with this investment.

Status of Purchaser. Such Purchaser is an “accredited investor,” as such term is defined in Regulation D of the Securities Act (“Regulation D”). Such Purchaser acknowledges that the Purchased Shares and the Warrant Shares were not offered to such Purchaser by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (ii) any seminar or meeting to which such Purchaser was invited by any of the foregoing means of communications.

Reliance Upon Purchaser’s Representations. Such Purchaser understands that the issuance and sale of the Purchased Securities to it will not be registered under the Securities Act on the ground that such issuance and sale will be exempt from registration under the Securities Act pursuant to Section 4(2) thereof, and that the Company’s reliance on such exemption is based on each Purchaser’s representations set forth herein and in the Registration Statement Questionnaire.

Receipt of Information. Such Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance and sale of the Purchased Securities and the business, properties, prospects and financial condition of the Company and to obtain any additional information requested and has received and considered all information such Purchaser deems relevant to make an informed decision to purchase the Purchased Securities. Neither such inquiries nor any other investigation conducted by or on behalf of such Purchaser or its representatives or counsel thereof shall modify, amend or affect such Purchaser’s right to rely on the truth, accuracy and completeness of such information and the Company’s representations and warranties contained in this Agreement.

Restricted Securities. Such Purchaser understands that the Purchased Securities have not been, and will not upon issuance be, registered under the Securities Act and such Purchaser will not sell, offer to sell, assign, pledge, hypothecate or otherwise transfer any of the Purchased Securities unless (i) pursuant to an effective registration statement under the Securities Act, (ii) such Purchaser provides the Company with an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that a sale, assignment or transfer of the Purchased Securities may be made without registration under the Securities Act and the transferee agrees to be bound by the terms and conditions of this Agreement, or (iii) such Purchaser provides the Company with reasonable assurances (in the form of seller and broker representation letters) that the Purchased Shares or the Warrant Shares, as the case may be, can be sold pursuant to (A) Rule 144 promulgated under the Securities Act, as such rule may be amended from time to time (“Rule 144”) or (B) Rule 144(k) promulgated under the Securities Act, in each case, following the applicable holding period set forth therein. Notwithstanding anything to the contrary contained in this Agreement, including but not limited to in Section 5(c)(i) below, such Purchaser may transfer (without restriction and without the need for an opinion of counsel) the Purchased Shares or the Warrant Shares, as the case may be, to its Affiliates provided that each such Affiliate is an “accredited investor,” as such term is defined in Regulation D and such Affiliate agrees to be bound by the terms and conditions of this Agreement.

Legends.

Purchased Shares and Warrant Shares. Such Purchaser agrees that the certificates representing the Purchased Shares and the Warrant Shares shall bear a legend in substantially the following form (in addition to any legend required by applicable state securities or “blue sky” laws):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SECURITIES IS EFFECTIVE UNDER THE SECURITIES ACT OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND, IF THE COMPANY REQUESTS, AN OPINION SATISFACTORY TO THE COMPANY TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL.”

The Company acknowledges and agrees that the Purchasers may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Purchased Securities and Warrant Shares to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, the Purchasers may transfer pledged or secured Purchased Securities and Warrant Shares to the pledgees or secured parties without the prior consent of the Company.

In addition, such Purchaser agrees that the Company may place stop transfer orders with its transfer agent with respect to such certificates in order to implement the restrictions on transfer set forth in this Agreement. The appropriate portion of the legend and the stop transfer orders will be removed promptly upon delivery to the Company of such satisfactory evidence as reasonably may be required by the Company that such legend or stop orders are not required to ensure compliance with the Securities Act.

Purchased Warrants. Such Purchaser agrees that the Purchased Warrants shall bear the following legend:

“THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SECURITIES IS EFFECTIVE UNDER THE SECURITIES ACT OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND, IF THE COMPANY REQUESTS, AN OPINION SATISFACTORY TO THE COMPANY TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL.”

Restrictions on Transfer.

Prior to any proposed transfer of the Purchased Securities or the Warrant Shares, as the case may be, unless there is in effect a registration statement under the Securities Act covering such Purchased Securities or Warrant Shares, as the case may be, such Purchaser shall give written notice to the Company of such Purchaser’s intention to effect such transfer. Each such notice shall describe the manner and circumstances of the proposed transfer in sufficient detail, and shall be accompanied by either (i) a written opinion of legal counsel who shall be reasonably satisfactory to the Company addressed to the Company and reasonably satisfactory in form and substance to the Company’s counsel, to the effect that the proposed transfer of the Purchased Securities or the Warrant Shares, as the case may be, may be effected without registration under the Securities Act or (ii) a “no action” letter from the SEC to the effect that the transfer of the Purchased Securities or the Warrant Shares, as the case may be, without registration will not result in a recommendation by the staff of the SEC that enforcement action be taken with respect thereto, whereupon such Purchaser shall be entitled to transfer the Purchased Securities or the Warrant Shares, as the case may be, in accordance with the terms of notice delivered by such Purchaser to the Company.

Notwithstanding the provisions of Section 4(l)(i) above, no registration statement, opinion of counsel or “no action” letter shall be necessary for a transfer (i) by a Purchaser that is a partnership to a partner of such partnership or a retired partner of such partnership who retires after the date of this Agreement, (ii) by a Purchaser that is a limited liability company to a member of such limited liability company, (iii) by a Purchaser that is a partnership or limited liability company to the estate of any partner, retired partner, or member thereof, (iv) by any partner or member of a Purchaser that is a partnership or limited liability company by gift, will or intestate succession to such partner or member’s spouse or to the siblings, lineal descendants, ancestors of such partner or member or his or her spouse or (v) by a Purchaser that is a corporation to its shareholders or Affiliates, if the transferee agrees in writing to be subject to the terms and conditions hereof to the same extent as if he or she were an original Purchaser hereunder.

Questionnaires. Such Purchaser has completed or caused to be completed the Stock Certificate Questionnaire and the Registration Statement Questionnaire for use in preparation of the Registration Statement (as defined in Section 5(a)(ii) below), and the answers to such questionnaires are true and correct as of the date of this Agreement; provided, that such Purchaser shall be entitled to update such information by providing written notice thereof to the Company before the effective date of the Registration Statement.

Restrictions on Short Sales. Such Purchaser represents, warrants and covenants that neither such Purchaser nor any Affiliate of such Purchaser which (x) has knowledge of the transactions contemplated hereby, (y) has or shares discretion relating to such Purchaser’s investments or trading or information concerning such Purchaser’s investments, including in respect of the Purchased Securities, or (z) is subject to such Purchaser’s review or input concerning such Affiliate’s investments or trading, has engaged or will engage, directly or indirectly, during the period beginning on the date on which RBC Capital Markets and Andrew Garrett, Inc., financial advisors to the Company, first contacted such Purchaser regarding the transactions contemplated by this Agreement (and involving the Company) and ending on the Closing Date, engage in (i) any “short sales” (as such term is defined in Rule 200 promulgated under the Exchange Act) of the Purchased Shares and/or the Warrant Shares, including, without limitation, the maintaining of any short position with respect to, establishing or maintaining a “put equivalent position” (within the meaning of Rule 16a-1(h) under the Exchange Act) with respect to, entering into any swap, derivative transaction or other arrangement (whether any such transaction is to be settled by delivery of Ordinary Shares, other securities, cash or other consideration) that transfers to another, in whole or in part, any economic consequences or ownership, or otherwise dispose of, any of the Purchased Securities by such Purchaser or (ii) any hedging transaction which establishes a net short position with respect to the Purchased Securities (clauses (i) and (ii) together, a “Short Sale”); except for (A) Short Sales by such Purchaser or an Affiliate of such Purchaser which was, prior to the date on which such Purchaser was first contacted regarding the transactions contemplated by this Agreement, a market maker for the Ordinary Shares, provided that such Short Sales are in the ordinary course of business of such Purchaser or Affiliate of such Purchaser and are in compliance with the Securities Act, the rules and regulations of the Securities Act and such other securities laws as may be applicable, (B) Short Sales by such Purchaser or an Affiliate of such Purchaser which by virtue of the procedures of such Purchaser are made without knowledge of the transactions contemplated by this Agreement or (C) Short Sales by such Purchaser or an Affiliate of such Purchaser to the extent that such Purchaser or Affiliate of such Purchaser is acting in the capacity of a broker-dealer executing unsolicited third-party transactions.

Independent Investment. Such Purchaser has not agreed to act with any other Purchaser for the purpose of acquiring, holding, voting or disposing of any of the Purchased Securities or the Warrant Shares for purposes of Section 13(d) under the Exchange Act, and such Purchaser is acting independently with respect to its investment in the Purchased Securities.

Confidentiality. Such Purchaser agrees to use any information it receives in the course of and in connection with this transaction for the sole purpose of evaluating a possible investment in the Purchased Securities and such Purchaser hereby acknowledges that it is prohibited from reproducing or distributing any such information, this Agreement, or any other offering materials provided by the Company in connection with such Purchaser’s consideration of its investment in the Company, in whole or in part, or divulging or discussing any of their contents except to its advisors and representatives for the purpose of evaluating such investment. The foregoing agreements shall not apply to any information that (a) is or becomes publicly available through no fault of such Purchaser, (b) was already known to such Purchaser prior to its disclosure by the Company to the Purchasers, as evidenced by documentation or other evidence reasonably satisfactory to the Company, (c) is or becomes available to such Purchaser on a non-confidential basis from a source other than the Company (so long as such Purchaser is not aware such disclosure is in breach of a confidentiality obligation to the Company), as evidenced by documentation or other evidence reasonably satisfactory to the Company, (d) is independently developed by such Purchaser’s personnel without access to or use of the confidential information received from the Company, as evidenced by documentation or other evidence reasonably satisfactory to the Company or (e) is legally required to be disclosed by such Purchaser under operation of law or judicial or other governmental order; provided, however, that if such Purchaser is requested or ordered to disclose any such information pursuant to any judicial or other governmental order or any other applicable legal procedure, it shall provide the Company with reasonably prompt notice of any such request or order to enable the Company to seek an appropriate protective order and shall provide the Company with reasonable assistance in obtaining such protective order at the Company’s sole expense. The covenant in this Section 4(p) shall expire on the filing of the Form 6-K pursuant to Section 9(n) hereof.

        FORM D FILING; REGISTRATION; COMPLIANCE WITH THE SECURITIES ACT.

Form D Filing; Registration of the Purchased Shares and Warrant Shares. The Company hereby agrees that it shall:

file in a timely manner a Form D relating to the sale of the Purchased Securities under this Agreement, pursuant to Regulation D;

prepare and file with the SEC as soon as practicable and in no event later than forty-five (45) days following the Closing Date, a registration statement on Form F-3 (the “Registration Statement”), to enable the resale of the Purchased Shares and the sale of the Warrant Shares (together with any Ordinary Shares issued or issuable as a dividend or other distribution with respect to, or in exchange for, or in replacement of, the Purchased Shares or the Warrant Shares, the “Registrable Shares”) by the Purchasers from time to time on Nasdaq and use all commercially reasonable efforts to cause such Registration Statement to be declared effective as promptly as possible after filing, but in any event, within ninety (90) days following the Closing Date or, in the event of a review of the Registration Statement by the SEC, within one hundred twenty (120) days following the Closing Date, and to remain continuously effective until the earlier of (1) the second anniversary of the effective date of the Registration Statement, (2) the date on which all Registrable Shares purchased by the Purchasers pursuant to this Agreement have been sold thereunder or (3) the date on which the Registrable Shares can be sold by holders thereof pursuant to Rule 144(k) promulgated under the Securities Act (the “Registration Period”). If the Company receives notification from the SEC that the Registration Statement will receive no further action or review from the SEC, then the Company will use its commercially reasonable efforts to cause the Registration Statement to become effective within five (5) Business Days after such SEC notification. In the event that, following the Closing Date and prior to the end of the Registration Period, the Company does not meet the requirements for the use of Form F-3, the Company shall use such other form as is available for the registration of the Purchased Shares and the Warrant Shares, and shall convert such other form into Form F-3, or file a replacement registration statement on Form F-3, promptly after the first date on which it meets such requirements. Notwithstanding the foregoing, the Company shall not be deemed to “not meet the requirements of Form F-3,” if it is unable to utilize such Form F-3 by reason of the identity or status of a Person who would be a selling shareholder named in a registration statement on Form F-3;

prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the Prospectus (as defined below) used in connection therewith as may be necessary to keep the Registration Statement effective at all times until the end of the Registration Period;

furnish to the Purchasers, with respect to the Registrable Shares registered under the Registration Statement, such reasonable number of copies of any prospectus in conformity with the requirements of the Securities Act and such other documents as any Purchaser may reasonably request in writing, in order to facilitate the public sale or other disposition of all or any of the Registrable Shares by such Purchasers;

use its commercially reasonable efforts to file documents required of the Company for normal blue sky clearance in states specified in writing by the Purchasers; provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

take all such action as is required of it to cause the Registrable Shares to be listed on Nasdaq prior to or on the Closing Date;

promptly notify the Purchasers in writing of the effectiveness of the Registration Statement on the same day the Registration Statement has been declared effective;

promptly notify the Purchasers in writing of the existence of any fact or the happening of any event, during the Registration Period (but not as to the substance of any such fact or event), that makes any statement of a material fact made in the Registration Statement, the Prospectus, any amendment or supplement thereto, or any document incorporated by reference therein, untrue, or that requires the making of any additions to or changes in the Registration Statement or the Prospectus in order to make such statements not misleading (provided, however, that no notice by the Company shall be required pursuant to this subsection (viii) in the event that the Company either contemporaneously files a prospectus supplement to update the Prospectus or submits a Form 6-K or files another Exchange Act report that is incorporated by reference into the Registration Statement, which, in either case, contains the requisite information with respect to such material event that results in such Registration Statement no longer containing any such untrue or misleading statements);

if NASDR Rule 2710 requires any broker-dealer to make a filing prior to executing a sale by a holder of the Purchased Securities, the Company shall (i) make a filing with the NASDR, Inc. Corporate Financing Department pursuant to NASDR Rule 2710(b)(9)(J), (ii) respond within five Trading Days to any comments received from NASDR in connection therewith, and (iii) pay the filing fee required in connection therewith;

furnish to each Purchaser, upon written request, from the date of this Agreement until the end of the Registration Period, one copy of its annual report on Form 20-F and any Form 6-Ks filed with the SEC pursuant to the Exchange Act and the rules and regulations promulgated thereunder; and

bear all expenses in connection with the procedures described in paragraphs (i) through (x) of this Section 5(a) and the registration of the Registrable Shares pursuant to the Registration Statement other than fees and expenses, if any, of legal counsel or other advisers to the Purchasers or underwriting discounts, brokerage fees and commissions incurred by the Purchasers, if any.

        For the purpose of this Agreement, a “Trading Day” is a day on which the Nasdaq, or if the Company’s Ordinary Shares cease to be quoted on the Nasdaq, the principal national securities exchange on which the Company’s Ordinary Shares are listed, is open for trading; or, if the Ordinary Shares are not so listed, admitted for trading or quoted, any Business Day. A Trading Day only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.

It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 5(a) with respect to Registrable Shares held by a Purchaser that such Purchaser shall timely furnish to the Company a completed Registration Statement Questionnaire on or before the Closing Date and such other written information regarding such Purchaser, the Registrable Shares to be sold by such Purchaser, and the intended method of disposition of the Registrable Shares as the Company may deem necessary or advisable to effect the registration of the Registrable Shares. The Purchasers shall update such information as and when necessary by written notice to the Company.

Stock Certificate Legends.

Removal of Stock Certificate Legends. Certificates evidencing the Shares and Warrant Shares shall not contain any legend (including the legend set forth in Section 4 (k)(1), (i) while a registration statement (including the Registration Statement) covering the resale of such security is effective under the Securities Act, or (ii) following any sale of such Purchased Shares or Warrant Shares pursuant to Rule 144, or (iii) if such Purchased Shares or Warrant Shares are eligible for sale under Rule 144(k). The Company shall cause its counsel to issue a legal opinion to the Company’s transfer agent promptly after the effective date of the Registration Statement if required by the Company’s transfer agent to effect the removal of the legend hereunder. If all or any portion of a Warrant is exercised at a time when there is an effective registration statement to cover the resale of the Warrant Shares, such Warrant Shares shall be issued free of all legends. The Company agrees that following the effective date of the Registration Statement or at such time as such legend is no longer required under this Section 5(b)(i), it will, no later than three Trading Days following the delivery by a Purchaser to the Company or the Company’s transfer agent of a certificate representing Purchased Shares or Warrant Shares, as the case may be, issued with a restrictive legend (such third Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate representing such shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section. Certificates for Purchased Securities subject to legend removal hereunder shall be transmitted by the transfer agent of the Company to the Purchasers by crediting the account of the Purchaser’s prime broker with the Depository Trust Company System.

Company's Reliance. Each Purchaser, severally and not jointly with the other Purchasers, agrees that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 5(b) is predicated upon the Company’s reliance that the Purchaser will sell any Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom.

Liquidated Damages.

Delay in Effectiveness of Registration Statement. In the event that the Registration Statement is not (i) filed within thirty (30) days following the Closing Date or (ii) declared effective within ninety (90) days following the Closing Date or, in the event of a review of the Registration Statement by the SEC, within one hundred twenty (120) days following the Closing Date, the Company shall pay to each Purchaser (except for any Purchaser whose failure to provide information as required hereunder causes a delay in filing or in obtaining effectiveness) liquidated damages, in cash, in an amount equal to one percent (1%) of the total purchase price of the Purchased Securities purchased by such Purchaser pursuant to this Agreement (a “Liquidated Damages Payment”). For each successive thirty day period (or portion thereof) thereafter, until the Registration Statement is filed or becomes effective, as the case may be, the Company shall pay to each Purchaser (except for any Purchaser whose failure to provide information as required hereunder causes a delay in filing or in obtaining effectiveness) an additional Liquidated Damages Payment in cash; provided, however, that in the case of any such successive period of less than thirty days, the additional Liquidated Damages Payment shall be calculated on a pro rata basis based on the number of days actually elapsed in such period. Each Liquidated Damages Payment payable in respect of a successive thirty-day period (or portion thereof) shall be payable at the end of such successive thirty-day period (or portion thereof).

Lapse in Effectiveness of Registration Statement. In the event that the Registration Statement is filed and declared effective but, during the Registration Period, ceases to be effective or useable or the prospectus included in the Registration Statement (the “Prospectus”, as amended or supplemented by any prospectus supplement and by all other amendments thereto and all material incorporated by reference in such Prospectus) ceases to be usable, in either case, in connection with resales of Registrable Shares, without such lapse being cured within ten (10) Business Days (the “Cure Period”) by a post-effective amendment to the Registration Statement, a supplement to the Prospectus or a report filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that cures such lapse, then the Company shall pay to each Purchaser liquidated damages (in addition to the rights and remedies available to each Purchaser under applicable law and this Agreement), for the period from and including the first day following the expiration of the Cure Period until, but excluding, the earlier of (1) the date on which such failure is cured and (2) the date on which the Registration Period expires, at a rate equal to one percent (1%) for each successive thirty-day period (or portion thereof) of the total purchase price of the Purchased Securities purchased by such Purchaser pursuant to this Agreement; provided, however, that in the case of any such successive period of less than thirty days, the additional liquidated damages shall be calculated on a pro rata basis based on the number of days actually elapsed in such period. Such liquidated damages shall be payable in cash at the end of such successive thirty-day period (or portion thereof).

Transfer of Registrable Shares After Registration; Suspension.

The Purchasers agree that they will not offer to sell or make any sale, assignment, pledge, hypothecation or other transfer with respect to the Registrable Shares that would constitute a sale within the meaning of the Securities Act except pursuant to either (1) the Registration Statement, (2) Rule 144 or (3) any other exemption from registration under the Securities Act, and that they will promptly notify the Company of any changes in the information set forth in the Registration Statement after it is prepared regarding such Purchaser or its plan of distribution to the extent required by applicable law.

In addition to any suspension rights under paragraph (iii) below, upon the happening of any pending corporate development, public filing with the SEC or similar event, that, in the judgment of the Company’s Board of Directors, renders it advisable to suspend the use of the Prospectus or upon the request by an underwriter in connection with an underwritten public offering of the Company’s securities, the Company may, on not more than two (2) occasions for not more than ninety (90) days on each such occasion, suspend use of the Prospectus, on written notice to each Purchaser (which notice will not disclose the content of any material non-public information and will indicate the date of the beginning and end of the intended period of suspension, if known), in which case each Purchaser shall discontinue any disposition of Registrable Shares covered by the Registration Statement or Prospectus until copies of a supplemented or amended Prospectus are distributed to the Purchasers or until the Purchasers are advised in writing by the Company that sales of Registrable Shares under the applicable Prospectus may be resumed and have received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such Prospectus; provided, however, that the Company may not suspend use of the Prospectus (i) on more than one (1) occasion for not more than ninety (90) days prior to the first anniversary of the Closing Date or (ii) on more than one (1) occasion for not more than ninety (90) days during the period following the first anniversary of the Closing date and ending on the second anniversary of the Closing Date. The suspension and notice thereof described in this Section 5(c)(ii) shall be held by each Purchaser in strictest confidence and shall not be disclosed by such Purchaser.

Subject to paragraph (iv) below, in the event of: (1) any request by the SEC or any other federal or state governmental authority during the Registration Period for amendments or supplements to a Registration Statement or related prospectus or for additional information, (2) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (3) the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Shares for sale in any jurisdiction or the initiation of any proceeding for such purpose, or (4) any event or circumstance which necessitates the making of any changes in the Registration Statement or Prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, then the Company shall deliver a certificate in writing to the Purchasers (the “Suspension Notice”) to the effect of the foregoing (which notice will not disclose the content of any material non-public information and will indicate the date of the beginning and end of the intended period of suspension, if known), and, upon receipt of such Suspension Notice, the Purchasers will discontinue disposition of Registrable Shares covered by the Registration Statement or Prospectus (a “Suspension”) until the Purchasers’receipt of copies of a supplemented or amended Prospectus prepared and filed by the Company, or until the Purchasers are advised in writing by the Company that the current Prospectus may be used, and have received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such prospectus. In the event of any Suspension, the Company will use its commercially reasonable efforts to cause the use of the Prospectus so suspended to be resumed as soon as possible after delivery of a Suspension Notice to the Purchasers. The Suspension and Suspension Notice described in this Section 5(c)(iii) shall be held by each Purchaser in strictest confidence and shall not be disclosed by such Purchaser.

Provided that a Suspension is not then in effect, the Purchasers may sell Registrable Shares under the Registration Statement, provided that the selling Purchaser arranges for delivery of a current Prospectus to the transferee of such Registrable Shares to the extent such delivery is required by applicable law.

In the event of a sale of Registrable Shares by a Purchaser, such Purchaser must also deliver to the Company’s transfer agent, with a copy to the Company, a certificate of subsequent sale reasonably satisfactory to the Company, so that ownership of the Registrable Shares may be properly transferred. The Company will cooperate to facilitate the timely preparation and delivery of certificates (unless otherwise required by applicable law) representing Registrable Shares sold.

Indemnification. For the purpose of this Section 5(e), the term “Registration Statement” shall include any preliminary or final Prospectus, exhibit, supplement or amendment included in or relating to the Registration Statement referred to in Section 5(a).

Indemnification by the Company. The Company agrees to indemnify and hold harmless each of the Purchasers, their respective officers, directors, agents and employees, and each person, if any, who controls any Purchaser within the meaning of the Securities Act, to the fullest extent permitted by law, against any and all losses, claims, damages, liabilities or expenses, joint or several, to which such Purchasers, such officers, directors, agents or employees, or such controlling persons may become subject, under the Securities Act, the Exchange Act or any other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Company, which consent shall not be unreasonably withheld), insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state in any of them a material fact required to be stated therein or necessary to make the statements in any of them, in light of the circumstances under which they were made, not misleading, or (ii) any inaccuracy in or breach of the representations, warranties or covenants made by the Company herein, and will reimburse each Purchaser, each of its respective directors, officers, agents and employees, and each such controlling person for any reasonable out-of-pocket legal and other expenses incurred by such Purchaser, such director, officer, agent or employee, or such controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability, expense or action arises out of or is based upon (1) an untrue statement or alleged untrue statement or omission or alleged omission in the Registration Statement, the Prospectus or any amendment to or supplement of the Registration Statement or the Prospectus made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Purchaser demanding such indemnification expressly for use in the Registration Statement or the Prospectus, (2) the failure of such Purchaser to comply with the covenants and agreements contained in this Agreement respecting resale of the Purchased Shares or the sale of the Warrant Shares, or (3) any untrue statement or omission of a material fact required to make such statement not misleading in any Prospectus that is corrected in any subsequent Prospectus that was delivered to such Purchaser before the pertinent sale or sales by such Purchaser.

Indemnification by each Purchaser. Each Purchaser will severally and not jointly indemnify and hold harmless the Company, each of its directors, officers, agents and employees, and each person, if any, who controls the Company within the meaning of the Securities Act, against any losses, claims, damages, liabilities or expenses to which the Company, its directors, officers, agents and employees, or any controlling persons may become subject, under the Securities Act, the Exchange Act, or any other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of such Purchaser, which consent shall not be unreasonably withheld) insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon (i) any untrue or alleged untrue statement of any material fact contained in the Registration Statement, the Prospectus, or any amendment or supplement to the Registration Statement or Prospectus, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the Prospectus, or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Purchaser expressly for use therein, or (ii) any inaccuracy in or breach of the representations, warranties or covenants made by such Purchaser herein and such Purchaser will reimburse the Company, each of its directors, officers, agents and employees, and any controlling persons for any reasonable legal and other expense incurred by the Company, its directors, officers, agents and employees, and any controlling persons, in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that such Purchaser shall not be liable for any such untrue or alleged untrue statement or omission or alleged omission with respect to which such Purchaser has delivered to the Company in writing a correction of such untrue or alleged untrue statement or omission or alleged omission before the occurrence of the event from which such loss, claim, damage, liability or expense was incurred. Notwithstanding the provisions of this Section 5(e), such Purchaser shall not be liable for any indemnification obligation under this Agreement in excess of the aggregate amount of net proceeds received by such Purchaser from the sale of the Registrable Shares pursuant to the Registration Statement.

Indemnification Procedure.

Promptly after receipt by an indemnified party under this Section 5(e) of notice of the threat or commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 5(e), promptly notify the indemnifying party in writing of the claim and provide to the indemnifying party copies of all written documents relating to such threatened or commenced action; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party for contribution or otherwise under the indemnity agreement contained in this Section 5(e) or otherwise, to the extent it is not prejudiced as a result of such failure.

In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with all other indemnifying parties similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be a conflict between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it or other indemnified parties that are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select one separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of its election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 5(e) for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless:

the indemnified party shall have employed such counsel in connection with the assumption of legal defenses in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel, approved by such indemnifying party, representing all of the indemnified parties who are parties to such action); or

the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action against the indemnified party, in each of which cases the reasonable out-of-pocket fees and expenses of counsel for the indemnified party shall be at the expense of the indemnifying party.

Contribution. If the indemnification provided for in this Section 5(e) is required by its terms but is for any reason held to be unavailable to, or is otherwise insufficient to hold harmless, an indemnified party under this Section 5(e) with respect to any losses, claims, damages, liabilities or expenses referred to in this Agreement, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of any losses, claims, damages, liabilities or expenses referred to in this Agreement:

in such proportion as is appropriate to reflect the relative faults of the Company and the Purchasers in connection with the statements or omissions or inaccuracies in the representations and warranties in this Agreement that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations, or if the allocation provided by clause (1) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative faults referred to in clause (1) above but also the relative benefits received by the Company and the Purchasers from the sale of the Purchased Securities.

The respective relative benefits received by the Company, on the one hand, and each Purchaser, on the other, shall be deemed to be in the same proportion as the amount to which the consideration paid by such Purchaser to the Company pursuant to this Agreement for the Registrable Shares that were sold pursuant to the Registration Statement bears to the difference (the “Difference”) between the amount such Purchaser paid for such Registrable Shares that were sold pursuant to the Registration Statement and the amount received by such Purchaser from such sale. The relative fault of the Company and each Purchaser shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact or the inaccurate or the alleged inaccurate material fact relates to information supplied by the Company or by such Purchaser and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 5(e)(iii), any reasonable out-of-pocket legal or other fees or expenses incurred by such party in connection with investigating or defending any such action or claim. The provisions set forth in Section 5(e)(iii) with respect to the notice of the threat or commencement of any threat or action shall apply if a claim for contribution is to be made under this Section 5(e)(iv); provided, however, that no additional notice shall be required with respect to any threat or action for which notice has been given under Section 5(e)(iii) for purposes of indemnification. The Company and each Purchaser agree that it would not be just and equitable if contribution pursuant to this Section 5(e)(iv) were determined solely by pro rata allocation (even if the Purchasers were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this paragraph. Notwithstanding the provisions of this Section 5(e)(iv), no Purchaser shall be required to contribute any amount in excess of the amount by which the Difference exceeds the amount of any damages that such Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation. The Purchasers’ obligations to contribute pursuant to this Section 5(e)(iv) are several and not joint.

Rule 144 Information. For two years after the date of this Agreement, the Company shall file in a timely manner all reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder and shall use reasonably commercial efforts to the extent required to enable the Purchasers to sell the Purchased Shares and the Warrant Shares pursuant to Rule 144.

Non Public Information. The Company covenants and agrees that neither it nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto such Purchaser shall have executed a written agreement regarding the confidentiality and use of such information. The Company understands and confirms that each Purchaser shall be relying on the foregoing representations in effecting transactions in securities of the Company.

Listing of Ordinary Shares. The Company hereby agrees to use best efforts to maintain the listing of the Ordinary Shares on the Nasdaq and as soon as reasonably practicable following the Closing (but not later than the earlier of the effective date of the Registration Statement and the first anniversary of the Closing Date) to list all of the Purchased Shares and Warrant Shares on such trading market. The Company further agrees, if the Company applies to have the Purchased Shares traded on any other trading market, it will include in such application all of the Purchased Shares and Warrant Shares to be listed on such other trading market as promptly as possible. The Company will take all action reasonably necessary to continue the listing and trading of its Ordinary Shares on the Nasdaq and will comply in all resp respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Nasdaq.

Lock-Up. Each of the Purchasers shall furnish to the Company, on the Closing Date, a letter substantially in the form of Exhibit D hereto (the “Lock-up Agreement”).

        ADVISORY FEE. The Purchasers acknowledge that the Company intends to pay to RBC Capital Markets Corporation, as financial advisor, a fee in respect of the sale of the Purchased Securities. Each of the parties to this Agreement hereby represents that, on the basis of any actions and agreements by it, there are no other brokers or finders entitled to compensation in connection with the sale of the Purchased Securities to the Purchasers. The Company shall indemnify and hold harmless the Purchasers from and against all fees, commissions or other payments owing by the Company to RBC Capital Markets Corporation or any other person or firm acting on behalf of the Company hereunder.

        CONDITIONS TO THE PURCHASERS’ OBLIGATIONS TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREIN. The obligations of the Purchasers to consummate the transactions contemplated herein are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

Representations and Warranties True. Each of the representations and warranties of the Company contained in Section 3 shall be true and correct in all material respects on and as of the date hereof (provided, however, that such qualification shall only apply to representations or warranties not otherwise qualified by materiality) and on and as of the Closing Date with the same effect as though such representations and warranties had been made as of the Closing.

Performance. The Company shall have performed and complied in all material respects with all of its agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

Compliance Certificate. The Company will have delivered to each of the Purchasers a certificate signed on its behalf by its Chief Executive Officer or Chief Financial Officer certifying that the conditions specified in Sections 7(a) and 7(b) hereof have been fulfilled.

Agreement. The Company shall have executed and delivered to the Purchasers this Agreement and their respective Warrants.

Securities Exemptions. The offer and sale of the Purchased Securities to each of the Purchasers pursuant to this Agreement shall be exempt from the registration requirements of the Securities Act and the registration and/or qualification requirements of all applicable state securities laws.

No Suspension of Trading or Listing of Ordinary Shares. The Ordinary Shares (i) shall be designated for quotation or listed on Nasdaq and (ii) shall not have been suspended from trading on Nasdaq.

Secretary’s Certificate. The Company shall have delivered to the Purchasers a certificate of the Company executed by the Company’s Secretary (or other authorized officer), dated as of the Closing Date, attaching and certifying to the truth and correctness of (1) the Articles of Association, and (2) the resolutions adopted by the Board of Directors of the Company in connection with the transactions contemplated by this Agreement.

Opinion of Company Counsel. Each of the Purchasers will have received an opinion, dated as of the Closing Date, from (i) Zysman, Alaroni, Gayer & Co., Israeli counsel to the Company, in the form attached hereto as Exhibit E, and (ii) Weil, Gotshal &Manges LLP, U.S. counsel to the Company, in the form attached as Exhibit F.

No Statute or Rule Challenging Transaction. No statute, rule, regulation, executive order, decree, ruling, injunction, action, proceeding or interpretation shall have been enacted, entered, promulgated, endorsed or adopted by any court or governmental authority of competent jurisdiction or any self-regulatory organization or Trading Market or the staff of any of the foregoing, having authority over the matters contemplated hereby which questions the validity of, or challenges or prohibits the consummation of, any of the transactions contemplated by this Agreement. For purposes of this Agreement, the term “Trading Market” means the following markets or exchanges on which the Ordinary Shares listed or quoted for trading on the date in question: the American Stock Exchange, the New York Stock Exchange or the Nasdaq National Market.

Reservation of Ordinary Shares. The Company shall have reserved out of its authorized and unissued Ordinary Shares, solely for the purpose of facilitating the exercise of the Warrants, a number of Ordinary Shares equal to the aggregate number of Warrant Shares issuable upon exercise of the Purchased Warrants assuming such Purchased Warrants were granted on the Closing Date (after giving effect to the Purchased Shares and the Purchased Warrants to be issued on the Closing Date and assuming all such Purchased Warrants were fully convertible or exercisable on such date regardless of any limitation on the timing or amount of such conversions or exercises).

Other Actions. The Company shall have executed such certificates, agreements, instruments and other documents, and taken such other actions as shall be customary or reasonably requested by the Purchasers in writing in connection with the transactions contemplated hereby.

        CONDITIONS TO THE COMPANY’S OBLIGATIONS TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREIN. The obligations of the Company to consummate the transactions contemplated herein are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

Representations and Warranties True. Each of the representations and warranties of the Purchasers contained in Section 4 shall be true and correct in all material respects on and as of the date hereof (provided, however, that such qualification shall only apply to representations and warranties not otherwise qualified by materiality) and on and as of the Closing Date with the same effect as though such representations and warranties had been made as of the Closing.

Performance. The Purchasers shall have performed and complied in all material respects with all of their agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

Agreement. Each Purchaser shall have executed and delivered to the Company this Agreement (and the Registration Statement Questionnaire).

Securities Exemptions. The offer and sale of the Purchased Securities to the Purchasers pursuant to this Agreement shall be exempt from the registration requirements of the Securities Act and the registration and/or qualification requirements of all applicable state securities laws.

Payment of Purchase Price. The Purchasers shall have delivered to the Company by wire transfer of immediately available funds full payment of the purchase price for the Purchased Securities as specified in Section 1(b).

No Statute or Rule Challenging Transaction. No statute, rule, regulation, executive order, decree, ruling, injunction, action, proceeding or interpretation shall have been enacted, entered, promulgated, endorsed or adopted by any court or governmental authority of competent jurisdiction or any self-regulatory organization or Trading Market or the staff of any of the foregoing, having authority over the matters contemplated hereby which questions the validity of, or challenges or prohibits the consummation of, any of the transactions contemplated by this Agreement.

Other Actions. The Purchasers shall have executed such certificates, agreements, instruments and other documents, and taken such other actions as shall be customary or reasonably requested in writing by the Company in connection with the transactions contemplated hereby.

        MISCELLANEOUS.

Successors and Assigns. The terms and conditions of this Agreement will inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchasers holding at least a majority of the total aggregate number of Purchased Shares and Warrant Shares then outstanding (excluding any Purchased Shares or Warrant Shares then already sold to the public pursuant to Rule 144 or otherwise). Any Purchaser may assign its rights under this Agreement to any person to whom such Purchaser assigns or transfers any Purchased Securities, provided that such transferee agrees in writing to be bound by the terms and provisions of this Agreement, and such transfer is in compliance with the terms and provisions of this Agreement and permitted by federal and state securities laws.

No Consideration. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of any of this Agreement, the Warrants or any other document executed in connection with the Purchased Securities (the “Transaction Documents”) unless the same consideration is also offered to all of the parties to the Transaction Documents or holders of Purchased Securities, as the case may be.

Governing Law; Enforcement of Judgment and Related Matters.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without regard to conflicts of laws principles thereof. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and Federal courts sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. THE PARTIES HEREBY WAIVE ALL RIGHTS TO A TRIAL BY JURY.

Each party hereby agrees that in any suit (whether in a court in the United States, Israel or elsewhere) seeking enforcement of this Agreement or provisions of this Agreement (i) no defense (other than a procedural defense) given or allowed by the laws of any other state or country shall be interposed by any party in any such suit, action or proceeding unless such defense is also given or allowed by the laws of the State of New York or of the United States, (ii) if the plaintiffs therein seek a judgment in either United States dollars or Israel currency, subject to Israel foreign currency control regulations, no party will interpose any defense or objection to or otherwise oppose judgment, if any, being awarded in such currencies, except to the extent that such judgment would violate the laws of Israel, and (iii) if the plaintiffs therein seek to have any judgment (or any aspect thereof) awarded in Israel currency linked, for a period from entry of such judgment until actual payment thereof in full has been made, to either or both the consumer price index of Israel and changes in the Israel currency-United States dollar exchange rate, no party will interpose any defense or objection to or otherwise oppose inclusion of such linkage in any judgment except to the extent that such judgment would violate the laws of Israel.

Each party agrees that if any payment or sum due under this Agreement is made to or received by the party entitled to such payment or sum (the “Payee”) in a currency other than freely transferable United States dollars, whether by judicial judgment or otherwise, the obligations of the payor of such payment or sum (the “Payor”) shall be discharged only to the extent of the net amount of freely transferable United States dollars that the Payee, in accordance with normal bank procedures, is able to lawfully purchase with such amount of such other currency. To the extent the Payee are not able to purchase sufficient United States dollars with such amount of such other currency to discharge the obligations of the Payor, the obligations of the Payor shall not be discharged with respect to such difference, and any such undischarged amount will be due as a separate obligation and shall not be affected by payment of or judgment being obtained for any other sums due under or in respect of this Agreement. To the extent that the Payee receives any payments with respect to such separate obligation in freely transferable United States dollars (or currency which can be used to purchase freely transferable United States dollars in the manner set forth above), the Payee will return to the Payor a corresponding amount of the other currency. This Agreement shall not be interpreted or construed with any presumption against the party causing this Agreement to be drafted.

Survival. Notwithstanding any investigation made by any party to this Agreement, all agreements, representations and warranties of the Company and the Purchasers contained in Sections 3 and 4 of this Agreement shall survive until the first anniversary of the Closing Date.

Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

Headings. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules will, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by reference.

Notices. Any notices and other communications required or permitted under this Agreement shall be in writing and shall be delivered (i) personally by hand or by courier, (ii) mailed by United States first-class mail, postage prepaid or (iii) sent by facsimile directed (A) if to any Purchaser, at such Purchaser’s address or facsimile number set forth on Schedule A to this Agreement, or at such address or facsimile number as such Purchaser may designate by giving at least ten (10) days’ advance written notice to the Company or (b) if to the Company, to its address or facsimile number set forth below, or at such other address or facsimile number as the Company may designate by giving at least ten (10) days’ advance written notice to the Purchasers. All such notices and other communications shall be deemed given upon (i) receipt or refusal of receipt, if delivered personally, (ii) three days after being placed in the mail, if mailed, or (iii) confirmation of facsimile transfer, if faxed.

The address and facsimile number of the Company for the purpose of this Section 9(g) are as follows:

On Track Innovations Ltd. Z.H.R. Industrial Zone Rosh-Pina 12000 Israel Fax: 011 972 46 938 887 Attention: Oded Bashan

with a copy to: Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 Fax: (212) 310-8007 Attention: David P. Stone

        The address and facsimile number of each Purchaser is set forth on Schedule A.

Amendments and Waivers. This Agreement may be amended and the observance of any term of this Agreement may be waived only with the written consent of the Company and the Purchasers holding at least seventy-five percent (75%) of the total aggregate number of Purchased Securities then outstanding (excluding any Purchased Shares and/or Warrant Shares then already sold to the public pursuant to Rule 144 or otherwise). Any amendment effected in accordance with this Section 9(h) will be binding upon the Purchasers, the Company and their respective successors and assigns.

Severability. If any provision of this Agreement is held to be unenforceable under applicable law, such provision will be excluded from this Agreement and the balance of the Agreement will be interpreted as if such provision were so excluded and will be enforceable in accordance with its terms.

Entire Agreement. This Agreement, together with all exhibits and schedules hereto constitute the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties with respect to the subject matter hereof.

Further Assurances. From and after the date of this Agreement, upon the request of the Company or the Purchasers, the Company and the Purchasers will execute and deliver such instruments, documents or other writings, and take such other actions, as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

Meaning of “Include” and “Including”. Whenever in this Agreement the word “include” or “including” is used, it shall be deemed to mean “include, without limitation” or “including, without limitation,” as the case may be, and the language following “include” or “including”shall not be deemed to set forth an exhaustive list.

Fees, Costs and Expenses. Except as otherwise provided for in this Agreement, all fees, costs and expenses (including attorneys’ fees and expenses) incurred by any party hereto in connection with the preparation, negotiation and execution of this Agreement and the exhibits and schedules hereto and the consummation of the transactions contemplated hereby and thereby (including the costs associated with any filings with, or compliance with any of the requirements of any governmental authorities), shall be the sole and exclusive responsibility of such party.

6-K Submission and Publicity. On the Closing Date, the Company shall submit a Report on Form 6-K with the SEC describing the terms of the transactions contemplated by this Agreement and attaching this Agreement, the form of Warrant and the press release referred to below as exhibits to such submission (the “6-K Submission” including all attachments). Neither the Company nor any Purchaser shall issue any press releases or any other public statements with respect to the transactions contemplated by this Agreement; provided, however, that the Company shall be entitled, without the prior approval of any Purchaser, to issue any press release or make any other public disclosure (including a press release (concerning the offering of the Purchased Securities) pursuant to Rule 135c under the Securities Act) with respect to such transactions (i) in substantial conformity with the 6-K Submission and (ii) as is required by applicable law, regulations, and Nasdaq rules; and, provided further, that no such release may identify a Purchaser unless such Purchaser has consented thereto in writing, or as required by law.

Waivers. No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

Stock Splits, Dividends and other Similar Events. The provisions of this Agreement shall be appropriately adjusted to reflect any stock split, stock dividend, reorganization or other similar event that may occur with respect to the Company after the date hereof.

Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each Purchaser and the Company will be entitled to specific performance under this Agreement. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

Replacement of Shares. If any certificate or instrument evidencing any Ordinary Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Ordinary Shares.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

ON TRACK INNOVATIONS LTD. By: —————————————— Oded Bashan Chairman, President and Chief Executive Officer

[PURCHASER SIGNATURE PAGES TO FOLLOW]

SIGNATURE PAGE TO

SECURITIES PURCHASE AGREEMENT

DATED AS OF OCTOBER 27, 2005

BY AND AMONG

ON TRACK INNOVATIONS LTD.

AND EACH PURCHASER NAMED THEREIN

The undersigned hereby executes and delivers to On Track Innovations Ltd. the Securities Purchase Agreement (the “Agreement”) to which this signature page is attached effective as of the date of the Agreement, which Agreement and signature sage, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.

Number of Units: _________________________________________________________________________

Number of Ordinary Shares: _________________________________________________________________

Number of Warrant Shares: _________________________________________________________________

Purchase Price: $ _________________________________________________________________________

______________________________________________________________________________________
“Purchaser”

Signature: ______________________________________________________________________________

Name: _________________________________________________________________________________

Title: __________________________________________________________________________________

Address: _______________________________________________________________________________

______________________________________________________________________________________

______________________________________________________________________________________

Telephone: _____________________________________________________________________________

Facsimile: ______________________________________________________________________________

E-mail: ________________________________________________________________________________

Tax ID Number: _________________________________________________________________________

Schedule A

Information about the Purchasers

Name, Address, Facsimile Number	Number of Ordinary Shares	Number of Warrant Shares	Aggregate Purchase Price

APPENDIX I

STOCK CERTIFICATE AND WARRANT QUESTIONNAIRE

        Pursuant to Section 4(m) of the Agreement, please provide us with the following information:

        The exact name that your Purchased Warrant and Purchased Shares are to be registered in (this is the name that will appear on your stock certificate(s)). You may use a nominee name if appropriate:

        ______________________________________________________________________________________

        The relationship between the Purchaser of the Purchased Shares and the Purchased Warrant and the Registered Holder listed in response to Item 1 above:

        ______________________________________________________________________________________

        The mailing address of the Registered Holder listed in response to Item 1 above:

        ______________________________________________________________________________________

        ______________________________________________________________________________________

        ______________________________________________________________________________________

        ______________________________________________________________________________________

        The Social Security Number or Tax Identification Number of the Registered Holder listed in response to Item 1 above:

        ______________________________________________________________________________________

APPENDIX II

REGISTRATION STATEMENT/SUITABILITY QUESTIONNAIRE

All capitalized terms not defined in this Appendix II shall have the meanings assigned to them in the Securities Purchase Agreement, dated as of October 27, 2005 (the “Agreement”), by and among On Track Innovations Ltd., an Israeli corporation (the “Company”) and each of the purchasers listed on Schedule A to the Agreement.

PART A

In connection with the preparation of the Registration Statement, please provide us with the following information:

1.	Pursuant to the “Selling Stockholder” section of the Registration Statement, please state you or your organization’s name exactly as it should appear in the Registration Statement:

______________________________________________________________________________________

2.	Please provide the number of shares that you or your organization will own immediately after Closing, including those Shares purchased by you or your organization pursuant to the Purchase Agreement and those shares purchased by you or your organization through other transactions:

______________________________________________________________________________________

3.	Please provide the number of Warrant Shares underlying the Warrants that you or your organization will own immediately following the Closing:

______________________________________________________________________________________

4.	Have you, or has your organization had, any material relationship within the past three years with the Company or its affiliates?

_____ Yes _____ No

If yes, please indicate the nature of any such relationships below:

______________________________________________________________________________________

______________________________________________________________________________________

______________________________________________________________________________________

______________________________________________________________________________________

PART B

Pursuant to Section 4 of the Agreement, please provide us with the following information, and we will use your responses to qualify you for purposes of federal and state securities laws:

IDENTIFICATION

Name: ______________________________________________________________________________________

Address of principal place of business: _____________________________________________________________

___________________________________________________________________________________________

___________________________________________________________________________________________

State (or Country) of formation or incorporation: ______________________________________________________

Contact Person: ______________________________________________________________________________

Telephone Number: ___________________________________________________________________________

Facsimile Number: ____________________________________________________________________________

Email Address: ______________________________________________________________________________

Type of Entity (corporation, partnership, trust, etc.):___________________________________________________

Social Security or Taxpayer or Employer Identification Number:__________________________________________

STATUS AS AN ACCREDITED INVESTOR

Please confirm that you are, or your organization is, an “accredited investor” as defined under the Securities Act of 1933, as amended (the “Act”), by checking all applicable boxes to indicate the exemption qualifying you as an accredited investor, as provided in Rule 501(a) under the Securities Act of 1933, as amended.

☐     a corporation, organization described in Section 501(c)(3) of the Internal Revenue Code, a Massachusetts or similar business trust or a partnership, in each case, not formed for the purpose of this investment, with total assets in excess of $5,000,000;

☐     a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐     a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

☐     an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act;

☐     a bank as defined in Section 3(a)(2) or a savings and loan association or other institution defined in Section 3(a)(5)(A) of the Act acting in either an individual or fiduciary capacity;

☐     an insurance company as defined in Section 2(13) of the Act;

☐     an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 whose investment decision is made by a fiduciary which is either a bank, savings and loan association, insurance company, or registered investment advisor, or whose total assets exceed $5,000,000, or, if a self-directed plan, a plan whose investment decisions are made solely by persons who are accredited investors;

☐     a director, executive officer or general partner of the issuer of the securities being offered or sold;

☐     a natural person whose individual net worth, or joint net worth with your spouse, at the time of purchase exceeds $1,000,000;

☐     a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with your spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐     a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the Act;

☐     an entity in which all the equity owners are accredited investors; or

☐     other – Please describe:

___________________________________________________________________________________________

RESIDENCE INFORMATION

Please indicate the jurisdiction in which the your reside or your organization is chartered and the jurisdiction in which it maintains its principal offices:

___________________________________________________________________________________________

___________________________________________________________________________________________

INVESTMENT REPRESENTATION

Are you purchasing the securities offered for your own account and for investment purposes only?

Yes ☐ No ☐

If no, please state for whom you are investing and/or the reason for investing.

___________________________________________________________________________________________

___________________________________________________________________________________________

___________________________________________________________________________________________

SIGNATURE

The above information is true and correct in all material respects and the undersigned recognizes that the Company and its counsel are relying on the truth and accuracy of such information in reliance on the exemption contained in Subsection 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder. The undersigned agrees to notify the Company promptly of any changes in the foregoing information which may occur prior to the investment.

Executed at _________________________,_____________________on ___________ , 2005.

Name of Entity:___________________________________________________________

By: __________________________________ (Signature)

__________________________________ (Name and title of signatory)

IF THE INVESTMENT WILL BE MADE BY MORE THAN ONE ENTITY, WHETHER OR NOT AFFILIATED, PLEASE COMPLETE A COPY OF THIS QUESTIONNAIRE FOR EACH ENTITY.

EXHIBIT A
Form of Warrant

EXHIBIT B
Company Wire Instructions

EXHIBIT C
Disclosure Letter
NONE

EXHIBIT D
Form of Lock-Up Agreement

October ___, 2005
Mr. Oded Bashan
Chairman and President
On Track Innovations Ltd.
Rosha Pina Israel

Re: Proposed Offering by On Track Innovations Ltd.

Dear Mr. Bashan:

        The undersigned (each a “Purchaser” and, together, the “Purchasers”) propose to enter into a Securities Purchase Agreement (the “Purchase Agreement”) with On Track Innovations Ltd. (the “Company”), providing for the offering (the “Offering”), pursuant to Regulation D under the Securities Act of 1933 (the “Securities Act”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement.

        In recognition of the benefit that such an offering will confer upon the undersigned, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of the Company, the undersigned will not, during the period commencing on the Closing Date and ending May 1, 2006, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, of the Purchased Securities (including, without limitation, Ordinary Shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities that may be issued upon exercise of a stock option or warrant), whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or thereafter acquires the power of disposition (collectively, the “Undersigned’s Securities”), (2) enter into any swap or other derivative transaction that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the Purchased Securities, whether any such transaction or swap described in clause (1) or (2) above is to be settled by delivery of the Purchased Securities, in cash or otherwise, or (3) exercise the Purchased Warrants.

        In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, is hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

        The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

        The undersigned understands that, if the Purchase Agreement does not become effective within 60 days of the date hereof, or if the Purchase Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Purchased Securities to be sold thereunder, the undersigned shall be released from all obligations under this Lock-Up Letter Agreement.

        The undersigned understands that this Lock-Up Letter Agreement is irrevocable and that the Company and the Purchasers are entering into the Purchase Agreement and proceeding with the Offering in reliance upon this agreement.

        This Lock-Up Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

Signature: _____________________________ Print Name: ____________________________

EXHIBIT E
Form of Israeli Counsel Opinion

EXHIBIT F
Form of U.S. Counsel Opinion

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is made and entered into as of October 27, 2005, by and among On Track Innovations Ltd., an Israeli company (the “Company”), and each of the purchasers listed on Schedule A attached hereto (collectively, the “Purchasers” and individually, a “Purchaser”).

RECITALS

WHEREAS, the Company desires to issue and sell to the Purchasers, and the Purchasers desire to purchase from the Company, up to one million eight hundred thirty thousand (1,830,000) units (each, a “Unit”), each unit consisting of one ordinary share, NIS 0.10 nominal value, of the Company (the “Ordinary Shares”) and a five year warrant (a “Warrant”) to purchase 0.5 of an Ordinary Share, on the terms and conditions set forth in this Agreement; and

WHEREAS, the Company and each Purchaser are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Regulation D (“Regulation D”), as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”).

NOW, THEREFORE, in consideration of the foregoing, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

        AGREEMENT TO PURCHASE AND SELL SECURITIES.

Authorization. The Company’s Board of Directors has authorized the issuance and sale, pursuant to the terms and conditions of this Agreement, of up to one million eight hundred thirty thousand (1,830,000) Units, consisting in the aggregate of (i) one million eight hundred thirty thousand (1,830,000) Ordinary Shares (the “Purchased Shares”) and, (ii) nine hundred fifteen thousand (915,000) Warrants, substantially in the form attached hereto as Exhibit A. Each Warrant included in the Units shall be exercisable to purchase one Ordinary Share at $14.58 per share (the “Purchased Warrants” and together with the Purchased Shares, the “Purchased Securities”). Subject to their terms and conditions, the Purchased Warrants shall be exercisable at any time and from time to time commencing May 1, 2006 through and including November 1, 2010.

        Agreement to Purchase and Sell Securities. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), each Purchaser severally and not jointly agrees to purchase, and the Company agrees to sell and issue to each Purchaser, that number of Units set forth opposite such Purchaser’s name on Schedule A attached hereto. The purchase price of each Unit, without giving effect to the exercise price of the Warrants (the “Per Unit Price”) shall be $12.15.

Use of Proceeds. The Company intends to apply the net proceeds from the sale of the Purchased Securities for working capital and general corporate purposes as determined by the Company from time to time.

Obligations Several Not Joint. The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement. The decision of each of the Purchasers to purchase the Purchased Securities pursuant to this Agreement has been made by such Purchaser independently of any other Purchaser. Nothing contained herein, and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. Each Purchaser shall be entitled to independently protect and enforce such Purchaser’s rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

        CLOSING.

Closing. The completion of the purchase and sale of the Purchased Securities shall take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, at 9:00 a.m., local time, not later than five (5) Business Days following the date of the execution of this Agreement, or at such other time and place as the Company and Purchasers representing a majority of the Purchased Securities mutually agree upon (which time and place are referred to in this Agreement as the “Closing”). Prior to the Closing, each Purchaser shall have delivered to the Company the purchase price of the Purchased Securities purchased by such Purchaser by wire transfer of immediately available funds in accordance with the wire transfer instructions attached hereto as Exhibit B. At the Closing, the Company shall, against delivery of full payment for the Purchased Securities, (i) authorize its transfer agent to issue to each Purchaser one or more stock certificates (the “Certificates”) registered in the name of each Purchaser (or in such nominee name(s) as designated by such Purchaser in the Stock Certificate and Warrant Questionnaire attached hereto as Appendix I (the “Stock Certificate Questionnaire”)), representing the number of Ordinary Shares set forth opposite the appropriate Purchaser’s name on Schedule A hereto, and bearing the legend set forth in Section 4(k)(i) herein, and (ii) issue to each Purchaser the number of Purchased Warrants set forth opposite the appropriate Purchaser’s name on Schedule A hereto, and bearing the legend set forth in Section 4(k)(ii) herein. Closing documents may be delivered by facsimile. The date of the Closing is referred to herein as the “Closing Date.”

        For purposes of this Agreement, “Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday or a day on which banking institutions in the State of New York or the State of Israel are authorized or required by law or other governmental action to close.

Aggregate Purchase Price. Any payment will be returned promptly, without interest or deduction, if the transactions contemplated by this Agreement are not consummated.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to each Purchaser that the statements in this Section 3 are true and correct, except as set forth in the disclosure schedule delivered by the Company to the Purchasers on the date hereof (the “Disclosure Schedule”):

Organization, Good Standing and Qualification. The Company is a corporation duly organized and validly existing under the laws of the State of Israel and has all corporate power and authority required to (i) own, operate and occupy its properties and to carry on its business as presently conducted and (ii) enter into this Agreement and the other agreements, instruments and documents contemplated hereby, and to consummate the transactions contemplated hereby and thereby. The Company is qualified or authorized, as the case may be, to do business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect. As used in this Agreement, “Material Adverse Effect” means a material adverse effect on, or a material adverse change in, or a group of such effects on or changes in, the business, operations, financial condition, results of operations, assets or liabilities of the Company and its subsidiaries, taken as a whole.

Capitalization. The capitalization of the Company as of the date hereof (excluding the Purchased Securities to be purchased pursuant to this Agreement) is as follows:

The authorized share capital of the Company consists of 30,000,000 Ordinary Shares.

As of October 12, 2005, the issued and outstanding share capital of the Company consisted of 9,412,060 Ordinary Shares. The issued and outstanding share capital of the Company has been duly authorized and validly issued, are fully paid and nonassessable and are not subject to any preemptive or other similar rights.

As of October 12, 2005, the Company had 5,633,066 Ordinary Shares reserved for issuance upon exercise of outstanding options granted under the Company’s share option plans (the “Option Plans”).

With the exception of the foregoing in this Section 3(b) and except as contemplated by this Agreement, there are no outstanding subscriptions, options, warrants, convertible or exchangeable securities or other rights granted to or by the Company to purchase Ordinary Shares or other securities of the Company and there are no commitments, plans or arrangements to issue any Ordinary Shares or any security convertible into or exchangeable for Ordinary Shares.

Subsidiaries. Except as set forth in the SEC Documents, the Company does not have any subsidiaries (the entities listed in the SEC Documents or any exhibit thereto as the Company’s subsidiaries are referred to herein, collectively, as the “Subsidiaries”), and, except as set forth in Section 3(c) of the Disclosure Letter attached hereto as Exhibit C (the “Disclosure Letter”), the Company does not own any share capital of, assets comprising the business of, obligations of, or any other interest (including any equity or partnership interest) in, any person or entity. Each of the Subsidiaries is duly organized and validly existing in good standing under the laws of the jurisdiction of its incorporation or organization. Each of the Subsidiaries has full power and authority to own, operate and occupy its properties and to conduct its business as presently conducted and is registered or qualified to do business and in good standing in each jurisdiction in which it owns or leases property or transacts business and where the failure to be so qualified would have a Material Adverse Effect.

Due Authorization. All corporate actions on the part of the Company necessary for the authorization, execution, delivery of and performance of all obligations of the Company under this Agreement and the authorization, issuance, reservation for issuance and delivery of all of the Purchased Securities being sold under this Agreement and the Ordinary Shares issuable upon the exercise of the Purchased Warrants (the “Warrant Shares”) have been taken; no further consent or authorization of the Company, the Board or its shareholders is required (including with respect to NASD Rule 4350(i)(1)(D)), and this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as may be limited by (1) applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally or (2) the effect of rules of law governing the availability of equitable principles of general application, or (ii) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

Valid Issuance of Purchased Securities.

Purchased Securities. The Purchased Securities will be, upon payment therefor by the Purchasers in accordance with this Agreement, and the Warrant Shares will be, if and when issued in accordance with the terms of the Purchased Warrants, duly authorized, validly issued, fully paid and non-assessable, free from all liens, claims and encumbrances, as the case may be, and will not be subject to any pre-emptive rights or similar rights which shall not have been duly waived at the time of, and with respect to, the issuance of the Purchased Securities and the Warrant Shares. No co-sale right, right of first refusal or other similar rights exist with respect to the Purchased Securities and the Warrant Shares or the issuance and sale thereof. The issuance and sale of the Purchased Securities and the Warrant Shares will not obligate the Company to issue Ordinary Shares or other securities to any person and will not result in a right of any holder of the Company’s securities to adjust the exercise, conversion, exchange or reset price under such securities.

Compliance with Securities Laws. Subject to the accuracy of the representations made by the Purchasers in Section 4 hereof, the Purchased Securities and the Warrant Shares (assuming no change in applicable law and no unlawful distribution of the Purchased Securities or the Warrant Shares by the Purchasers or other parties) will be issued to the Purchasers in compliance with applicable exemptions from (1) the registration and prospectus delivery requirements of the Securities Act and (2) the registration and qualification requirements of all applicable securities laws of the states of the United States.

Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, or notice to, any federal, state or local governmental authority or self regulatory agency on the part of the Company is required in connection with the issuance of the Purchased Securities or the Warrant Shares to the Purchasers, or the consummation of the other transactions contemplated by this Agreement, except (i) such filings as have been made prior to the date hereof, (ii) the filings under applicable securities laws required to comply with the Company’s registration obligations under Section 5 of this Agreement, (iii) the filing of a notification form with The Nasdaq Stock Market within five days after the Closing Date and (iv) such additional post-Closing filings as may be required to comply with applicable state and federal securities laws and the listing requirements of the Nasdaq National Market (“Nasdaq”).

Non-Contravention. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby (including issuance of the Purchased Securities and Warrant Shares), do not (i) contravene or conflict with the Articles of Association of the Company (the “Articles of Association”) or other organizational documents of the Company or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X); (ii) constitute a violation of any provision of any federal, state, local or foreign law, rule, regulation, order or decree applicable to the Company or any Significant Subsidiary; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any material benefit to which the Company or any Significant Subsidiary is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any asset of the Company or any Significant Subsidiary under, any material contract to which the Company or any Significant Subsidiary is a party or any material permit, license or similar right relating to the Company or any Significant Subsidiary or by which the Company or any Significant Subsidiary may be bound or affected, except, in the case of clauses (ii) and (iii), for such breaches, defaults or violations that individually or in the aggregate would not have a Material Adverse Effect.

Litigation. There is no action, suit, proceeding, claim, arbitration or investigation (“Action”) pending or, to the Company’s actual knowledge, threatened in writing: (i) against the Company, any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X), their activities, properties or assets, or any officer, director or employee of the Company or any Significant Subsidiary in connection with such officer’s, director’s or employee’s relationship with, or actions taken on behalf of, the Company or any Significant Subsidiary, that is reasonably likely to have a Material Adverse Effect, or (ii) that seeks to prevent, enjoin, alter, challenge or delay the consummation of the transactions contemplated by this Agreement (including the issuance of the Purchased Securities and the Warrant Shares). The Company is not a party to nor subject to the provisions of, any order, writ, injunction, judgment or decree of any court or government agency or instrumentality that is reasonably expected to prevent, enjoin, alter, challenge or delay the consummation of the transactions contemplated by this Agreement or is reasonably likely to have a Material Adverse Effect. No Action is currently pending nor does the Company currently intend to initiate any Action that is reasonably likely to have a Material Adverse Effect. The U.S. Securities and Exchange Commission (the “SEC”) has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the Exchange Act or the Securities Act.

Compliance with Law and Charter Documents. The Company is not in violation or default of any provisions of the Articles of Association. The Company has complied and is currently in compliance with all applicable statutes, laws, rules, regulations and orders of the United States of America and all states thereof, foreign countries and other governmental bodies and agencies having jurisdiction over the Company’s business or properties, except for any instance of non-compliance that has not had, and would not reasonably be expected to have, a Material Adverse Effect. Neither the Company nor any of the Significant Subsidiaries is in default (and there exists no condition which, with or without the passage of time or giving of notice or both, would constitute a default) in any material respect in the performance of any bond, debenture, note or any other evidence of indebtedness in any indenture, mortgage, deed of trust or any other material agreement or instrument to which the Company or any of the Significant Subsidiaries is a party or by which the Company or any of the Significant Subsidiaries is bound or by which the properties of the Company are bound, which default would be reasonably likely to have a Material Adverse Effect or which would be reasonably likely to have a Material Adverse Effect on the transactions contemplated by this Agreement.

Material Non-Public Information. The Company has not provided, and will not provide, to the Purchasers any material non-public information other than information related to the transactions contemplated by this Agreement, all of which information related to the transactions contemplated hereby shall be disclosed by the Company pursuant to Section 9(n) hereof.

SEC Documents.

Reports. Since January 1, 2004, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder. The Company has made available to the Purchasers prior to the date hereof copies of:

its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (including any amendments thereto, the “Form 20-F”) filed by the Company with the SEC; and

all other documents, including exhibits thereto, filed or submitted by the Company with the SEC since December 31, 2004, pursuant to the reporting requirements of the Exchange Act, including, without limitation, any Report on Form 6-K for events occurring since December 31, 2004 (“Form 6-Ks”) submitted by the Company to the SEC (the Form 20-F and the Form 6-Ks are collectively referred to herein as the “SEC Documents”).

        Each of the SEC Documents, as of the respective dates thereof (or, if amended or superseded by a filing or submission, as the case may be, prior to the Closing Date, then on the date of such filing or submission, as the case may be), (i) did not contain any untrue statement of a material fact nor omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Document.

Sarbanes-Oxley. The Chief Executive Officer and the Chief Financial Officer of the Company have signed, and the Company has furnished to the SEC, all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 from a foreign private issuer. Such certifications contain no qualifications or exceptions to the matters certified therein (other than such qualifications or exceptions that are permitted under the Exchange Act and the rules promulgated thereunder) and have not been modified or withdrawn, and neither the Company nor any of its officers has received notice from any governmental entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications. Without limiting the foregoing, the Company is in compliance with any applicable requirements of the Sarbanes-Oxley Act of 2002 which apply to a foreign private issuer and the rules and regulations promulgated thereunder, as amended, that are currently in effect, except where such noncompliance would not have or reasonably be expected to result in a Material Adverse Effect or which would not reasonably be expected to have a Material Adverse Effect on the transactions contemplated by this Agreement.

Financial Statements. The consolidated financial statements of the Company included in the SEC Documents (i) comply in all material respects with the rules and regulations of the SEC with respect thereto as were in effect at the time of filing and (ii) present fairly, in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), consistently applied, the financial position of the Company as of the dates indicated therein, and the results of its operations and cash flows for the periods therein specified, subject, in the case of unaudited financial statements for interim periods, to normal, immaterial, year-end audit adjustments.

Absence of Certain Changes Since the Balance Sheet Date. Since December 31, 2004, the business and operations of the Company have been conducted in the ordinary course consistent with past practice, and there has not been:

any declaration, setting aside or payment of any dividend or other distribution of the assets of the Company with respect to any share capital of the Company or any repurchase, redemption or other acquisition by the Company or any subsidiary of the Company of any outstanding share capital of the Company;

any damage, destruction or loss to the Company’s business or assets, whether or not covered by insurance, except for such occurrences, individually and collectively, that have not had, and would not reasonably be expected to have, a Material Adverse Effect;

any waiver by the Company of a valuable right or of a material debt owed to it, except for such waivers, individually and collectively, that have not had, and would not reasonably be expected to have, a Material Adverse Effect;

any material change or amendment to, or any waiver of any material right under, a material contract or arrangement by which the Company or any of its assets or properties is bound or subject;

any change by the Company in its accounting principles, methods or practices or in the manner in which it keeps its accounting books and records, except any such change required by a change in U.S. GAAP or by the SEC; or

any other event or condition of any character, except for such events and conditions that have not resulted, and are not expected to result, either individually or collectively, in a Material Adverse Effect.

Intellectual Property. The Company owns or possesses sufficient rights to use all patents, patent rights, inventions, trade secrets, know-how, trademarks, service marks, trade names, licenses or copyrights (collectively, “Intellectual Property”), which are necessary to conduct its businesses as currently conducted, except where the failure to own or possess such sufficient rights would not reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect. The Company has not received any written notice of, and has no actual knowledge of, any infringement of or conflict with asserted rights of others with respect to any Intellectual Property which, either individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to have a Material Adverse Effect, and to the Company’s actual knowledge, none of the patent rights owned or licensed by the Company are unenforceable or invalid.

Title to Property and Assets. The properties and assets owned by the Company are so owned free and clear of all mortgages, deeds of trust, liens, charges, encumbrances and security interests except for (i) statutory liens for the payment of current taxes that are not yet delinquent and (ii) liens, encumbrances and security interests that arise in the ordinary course of business and do not in any material respect affect the business of the Company as currently conducted. With respect to the property and assets it leases, the Company is in compliance with such leases in all material respects.

Taxes. The Company has filed or has valid extensions of the time to file all necessary federal, state, and foreign income and franchise tax returns due prior to the date hereof and has paid or accrued all taxes shown as due thereon, and the Company has no knowledge of any material tax deficiency which has been or might be asserted or threatened against it.

Insurance. The Company maintains insurance of the types and in the amounts that the Company reasonably believes are prudent and adequate for its business, all of which insurance is in effect as of the date hereof.

Labor Relations. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company.

Internal Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Transactions With Officers and Directors. Since January 1, 2004, none of the officers or directors of the Company has entered into any transaction with the Company or any Subsidiary that would be required to be disclosed in the Company’s Annual Report on Form 20-F.

General Solicitation. Neither the Company nor any other person or entity authorized by the Company to act on its behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) of investors with respect to offers or sales of the Purchased Securities.

Registration Statement Matters. The Company currently meets the eligibility requirements for use of a Form F-3 Registration Statement for the resale of the Purchased Shares and the Warrant Shares by the Purchasers to the extent that such resale is permitted pursuant to General Instruction I.B.3 of Form F-3 and is not objected to by the SEC due to the status of, or any action taken by, a Purchaser. Assuming the completion and timely delivery of the Registration Statement/Suitability Questionnaire (attached hereto as Appendix II) (the “Registration Statement Questionnaire”) by each Purchaser to the Company, the Company is not aware of any facts or circumstances that would prohibit or delay the preparation and filing of a registration statement with respect to the Registrable Shares (as defined below).

No Integrated Offering. Neither the Company, nor any Affiliate (as defined below) of the Company, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Purchased Securities to be integrated with prior offerings by the Company for purposes of the Securities Act, any applicable state securities laws or any applicable shareholder approval provisions, including, without limitation, under Nasdaq rules and regulations, nor will the Company take any action or steps that would cause the offering of the Purchased Securities to be integrated with other offerings.

        For the purposes of this Agreement, an “Affiliate” of any specified Purchaser means any other person or entity which directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, such specified Purchaser. For purposes of this definition, “control” as used with respect to any person or entity means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting securities, by contract or otherwise.

Nasdaq Listing Matters. The Ordinary Shares are registered pursuant to Section 12(g) of the Exchange Act and are listed on the Nasdaq under the ticker symbol “OTIV.” The Company has not received any notice that it is not currently in compliance with the listing or maintenance requirements of the Nasdaq. The issuance and sale of the Purchased Securities under this Agreement do not contravene the rules and regulations of Nasdaq. The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act or de-listing the Ordinary Shares from Nasdaq.

No Manipulation of Stock. The Company has not taken and will not, in violation of applicable law, take any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Ordinary Shares to facilitate the sale or resale of the Purchased Securities or the Warrant Shares.

Investment Company. The Company is not an “investment company” within the meaning of such term under the Investment Company Act of 1940 and the rules and regulations of the SEC thereunder.

Application of Takeover Protections. There is no control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s Articles of Association (or similar charter documents) that would become applicable to the Purchasers as a result of the issuance of the Purchased Securities and the Warrant Shares.

Disclosure. The Company’s representations and warranties set forth in this Agreement are true and correct in all material respects (except for such representations and warranties that are qualified by a reference to “Material Adverse Effect” or any other similar qualification, which are true and correct) and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Foreign Corrupt Practices. Neither the Company, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) that is in violation of law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

        REPRESENTATIONS, WARRANTIES AND CERTAIN AGREEMENTS OF THE PURCHASERS. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, and agrees as follows:

Organization, Good Standing and Qualification. Such Purchaser has all corporate, limited liability company, partnership, trust or individual power and authority required to enter into this Agreement and the other agreements, instruments and documents contemplated hereby and consummate the transactions contemplated hereby and thereby.

Due Authorization. The execution, delivery and performance of all obligations of such Purchaser under this Agreement have been duly authorized by all necessary corporate, limited liability company, partnership, trust or individual, as the case may be, action on the part of such Purchaser. This Agreement constitutes such Purchaser’s legal, valid and binding obligation, enforceable against such Purchaser in accordance with its terms, except (i) as may be limited by (1) applicable bankruptcy, insolvency, reorganization moratorium, liquidation, conservatorship, receivership or other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally or other laws of general application relating to or affecting the enforcement of creditors’ rights generally or (2) the effect of rules of law governing the availability of equitable principles of general application or (ii) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

Non-Contravention. The execution, delivery and performance of this Agreement by such Purchaser, and the consummation by such Purchaser of the transactions contemplated hereby, do not (i) contravene or conflict with the organizational documents of such Purchaser; nor (ii) constitute a violation of any provision of any federal, state, local or foreign law, rule, regulation, order or decree applicable to such Purchaser.

Litigation. Such Purchaser is not a party to or subject to the provisions of, any order, writ, injunction, judgment or decree of any court or government agency or instrumentality that is reasonably likely to prevent, enjoin, alter, challenge or delay the consummation of the transactions contemplated by this Agreement.

Purchase for Own Account. The Purchased Securities are being acquired for investment for such Purchaser’s own account, not as a nominee or agent, in the ordinary course of business, and not with a view to the distribution thereof in a manner which would violate the Securities Act. Such Purchaser (if not an individual) also represents that it has not been formed for the specific purpose of acquiring the Purchased Securities. Such Purchaser does not have any agreement or understanding, whether or not legally binding, direct or indirect, with any other person or entity, to sell or otherwise distribute the Purchased Securities. Notwithstanding the foregoing, the parties hereto acknowledge the Purchaser’s right at all times to sell or otherwise dispose of all or any part of such securities in compliance with applicable federal and state securities laws and as otherwise contemplated by this Agreement.

Investment Experience. Such Purchaser understands that the purchase of the Purchased Securities involves substantial risk. Such Purchaser has experience as an investor in securities of companies and acknowledges that such Purchaser is able to bear the economic risk of its investment in the Purchased Securities and has such knowledge and experience in financial or business matters to be capable of evaluating the merits and risks of this investment in the Purchased Securities and protecting such Purchaser’s own interests in connection with this investment.

Status of Purchaser. Such Purchaser is an “accredited investor,” as such term is defined in Regulation D of the Securities Act (“Regulation D”). Such Purchaser acknowledges that the Purchased Shares and the Warrant Shares were not offered to such Purchaser by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (ii) any seminar or meeting to which such Purchaser was invited by any of the foregoing means of communications.

Reliance Upon Purchaser’s Representations. Such Purchaser understands that the issuance and sale of the Purchased Securities to it will not be registered under the Securities Act on the ground that such issuance and sale will be exempt from registration under the Securities Act pursuant to Section 4(2) thereof, and that the Company’s reliance on such exemption is based on each Purchaser’s representations set forth herein and in the Registration Statement Questionnaire.

Receipt of Information. Such Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance and sale of the Purchased Securities and the business, properties, prospects and financial condition of the Company and to obtain any additional information requested and has received and considered all information such Purchaser deems relevant to make an informed decision to purchase the Purchased Securities. Neither such inquiries nor any other investigation conducted by or on behalf of such Purchaser or its representatives or counsel thereof shall modify, amend or affect such Purchaser’s right to rely on the truth, accuracy and completeness of such information and the Company’s representations and warranties contained in this Agreement.

Restricted Securities. Such Purchaser understands that the Purchased Securities have not been, and will not upon issuance be, registered under the Securities Act and such Purchaser will not sell, offer to sell, assign, pledge, hypothecate or otherwise transfer any of the Purchased Securities unless (i) pursuant to an effective registration statement under the Securities Act, (ii) such Purchaser provides the Company with an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that a sale, assignment or transfer of the Purchased Securities may be made without registration under the Securities Act and the transferee agrees to be bound by the terms and conditions of this Agreement, or (iii) such Purchaser provides the Company with reasonable assurances (in the form of seller and broker representation letters) that the Purchased Shares or the Warrant Shares, as the case may be, can be sold pursuant to (A) Rule 144 promulgated under the Securities Act, as such rule may be amended from time to time (“Rule 144”) or (B) Rule 144(k) promulgated under the Securities Act, in each case, following the applicable holding period set forth therein. Notwithstanding anything to the contrary contained in this Agreement, including but not limited to in Section 5(c)(i) below, such Purchaser may transfer (without restriction and without the need for an opinion of counsel) the Purchased Shares or the Warrant Shares, as the case may be, to its Affiliates provided that each such Affiliate is an “accredited investor,” as such term is defined in Regulation D and such Affiliate agrees to be bound by the terms and conditions of this Agreement.

Legends.

Purchased Shares and Warrant Shares. Such Purchaser agrees that the certificates representing the Purchased Shares and the Warrant Shares shall bear a legend in substantially the following form (in addition to any legend required by applicable state securities or “blue sky” laws):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SECURITIES IS EFFECTIVE UNDER THE SECURITIES ACT OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND, IF THE COMPANY REQUESTS, AN OPINION SATISFACTORY TO THE COMPANY TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL.”

The Company acknowledges and agrees that the Purchasers may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Purchased Securities and Warrant Shares to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, the Purchasers may transfer pledged or secured Purchased Securities and Warrant Shares to the pledgees or secured parties without the prior consent of the Company.

In addition, such Purchaser agrees that the Company may place stop transfer orders with its transfer agent with respect to such certificates in order to implement the restrictions on transfer set forth in this Agreement. The appropriate portion of the legend and the stop transfer orders will be removed promptly upon delivery to the Company of such satisfactory evidence as reasonably may be required by the Company that such legend or stop orders are not required to ensure compliance with the Securities Act.

Purchased Warrants. Such Purchaser agrees that the Purchased Warrants shall bear the following legend:

“THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SECURITIES IS EFFECTIVE UNDER THE SECURITIES ACT OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND, IF THE COMPANY REQUESTS, AN OPINION SATISFACTORY TO THE COMPANY TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL.”

Restrictions on Transfer.

Prior to any proposed transfer of the Purchased Securities or the Warrant Shares, as the case may be, unless there is in effect a registration statement under the Securities Act covering such Purchased Securities or Warrant Shares, as the case may be, such Purchaser shall give written notice to the Company of such Purchaser’s intention to effect such transfer. Each such notice shall describe the manner and circumstances of the proposed transfer in sufficient detail, and shall be accompanied by either (i) a written opinion of legal counsel who shall be reasonably satisfactory to the Company addressed to the Company and reasonably satisfactory in form and substance to the Company’s counsel, to the effect that the proposed transfer of the Purchased Securities or the Warrant Shares, as the case may be, may be effected without registration under the Securities Act or (ii) a “no action” letter from the SEC to the effect that the transfer of the Purchased Securities or the Warrant Shares, as the case may be, without registration will not result in a recommendation by the staff of the SEC that enforcement action be taken with respect thereto, whereupon such Purchaser shall be entitled to transfer the Purchased Securities or the Warrant Shares, as the case may be, in accordance with the terms of notice delivered by such Purchaser to the Company.

Notwithstanding the provisions of Section 4(l)(i) above, no registration statement, opinion of counsel or “no action” letter shall be necessary for a transfer (i) by a Purchaser that is a partnership to a partner of such partnership or a retired partner of such partnership who retires after the date of this Agreement, (ii) by a Purchaser that is a limited liability company to a member of such limited liability company, (iii) by a Purchaser that is a partnership or limited liability company to the estate of any partner, retired partner, or member thereof, (iv) by any partner or member of a Purchaser that is a partnership or limited liability company by gift, will or intestate succession to such partner or member’s spouse or to the siblings, lineal descendants, ancestors of such partner or member or his or her spouse or (v) by a Purchaser that is a corporation to its shareholders or Affiliates, if the transferee agrees in writing to be subject to the terms and conditions hereof to the same extent as if he or she were an original Purchaser hereunder.

Questionnaires. Such Purchaser has completed or caused to be completed the Stock Certificate Questionnaire and the Registration Statement Questionnaire for use in preparation of the Registration Statement (as defined in Section 5(a)(ii) below), and the answers to such questionnaires are true and correct as of the date of this Agreement; provided, that such Purchaser shall be entitled to update such information by providing written notice thereof to the Company before the effective date of the Registration Statement.

Restrictions on Short Sales. Such Purchaser represents, warrants and covenants that neither such Purchaser nor any Affiliate of such Purchaser which (x) has knowledge of the transactions contemplated hereby, (y) has or shares discretion relating to such Purchaser’s investments or trading or information concerning such Purchaser’s investments, including in respect of the Purchased Securities, or (z) is subject to such Purchaser’s review or input concerning such Affiliate’s investments or trading, has engaged or will engage, directly or indirectly, during the period beginning on the date on which RBC Capital Markets and Andrew Garrett, Inc., financial advisors to the Company, first contacted such Purchaser regarding the transactions contemplated by this Agreement (and involving the Company) and ending on the Closing Date, engage in (i) any “short sales” (as such term is defined in Rule 200 promulgated under the Exchange Act) of the Purchased Shares and/or the Warrant Shares, including, without limitation, the maintaining of any short position with respect to, establishing or maintaining a “put equivalent position” (within the meaning of Rule 16a-1(h) under the Exchange Act) with respect to, entering into any swap, derivative transaction or other arrangement (whether any such transaction is to be settled by delivery of Ordinary Shares, other securities, cash or other consideration) that transfers to another, in whole or in part, any economic consequences or ownership, or otherwise dispose of, any of the Purchased Securities by such Purchaser or (ii) any hedging transaction which establishes a net short position with respect to the Purchased Securities (clauses (i) and (ii) together, a “Short Sale”); except for (A) Short Sales by such Purchaser or an Affiliate of such Purchaser which was, prior to the date on which such Purchaser was first contacted regarding the transactions contemplated by this Agreement, a market maker for the Ordinary Shares, provided that such Short Sales are in the ordinary course of business of such Purchaser or Affiliate of such Purchaser and are in compliance with the Securities Act, the rules and regulations of the Securities Act and such other securities laws as may be applicable, (B) Short Sales by such Purchaser or an Affiliate of such Purchaser which by virtue of the procedures of such Purchaser are made without knowledge of the transactions contemplated by this Agreement or (C) Short Sales by such Purchaser or an Affiliate of such Purchaser to the extent that such Purchaser or Affiliate of such Purchaser is acting in the capacity of a broker-dealer executing unsolicited third-party transactions.

Independent Investment. Such Purchaser has not agreed to act with any other Purchaser for the purpose of acquiring, holding, voting or disposing of any of the Purchased Securities or the Warrant Shares for purposes of Section 13(d) under the Exchange Act, and such Purchaser is acting independently with respect to its investment in the Purchased Securities.

Confidentiality. Such Purchaser agrees to use any information it receives in the course of and in connection with this transaction for the sole purpose of evaluating a possible investment in the Purchased Securities and such Purchaser hereby acknowledges that it is prohibited from reproducing or distributing any such information, this Agreement, or any other offering materials provided by the Company in connection with such Purchaser’s consideration of its investment in the Company, in whole or in part, or divulging or discussing any of their contents except to its advisors and representatives for the purpose of evaluating such investment. The foregoing agreements shall not apply to any information that (a) is or becomes publicly available through no fault of such Purchaser, (b) was already known to such Purchaser prior to its disclosure by the Company to the Purchasers, as evidenced by documentation or other evidence reasonably satisfactory to the Company, (c) is or becomes available to such Purchaser on a non-confidential basis from a source other than the Company (so long as such Purchaser is not aware such disclosure is in breach of a confidentiality obligation to the Company), as evidenced by documentation or other evidence reasonably satisfactory to the Company, (d) is independently developed by such Purchaser’s personnel without access to or use of the confidential information received from the Company, as evidenced by documentation or other evidence reasonably satisfactory to the Company or (e) is legally required to be disclosed by such Purchaser under operation of law or judicial or other governmental order; provided, however, that if such Purchaser is requested or ordered to disclose any such information pursuant to any judicial or other governmental order or any other applicable legal procedure, it shall provide the Company with reasonably prompt notice of any such request or order to enable the Company to seek an appropriate protective order and shall provide the Company with reasonable assistance in obtaining such protective order at the Company’s sole expense. The covenant in this Section 4(p) shall expire on the filing of the Form 6-K pursuant to Section 9(n) hereof.

        FORM D FILING; REGISTRATION; COMPLIANCE WITH THE SECURITIES ACT.

Form D Filing; Registration of the Purchased Shares and Warrant Shares. The Company hereby agrees that it shall:

file in a timely manner a Form D relating to the sale of the Purchased Securities under this Agreement, pursuant to Regulation D;

prepare and file with the SEC as soon as practicable and in no event later than forty-five (45) days following the Closing Date, a registration statement on Form F-3 (the “Registration Statement”), to enable the resale of the Purchased Shares and the sale of the Warrant Shares (together with any Ordinary Shares issued or issuable as a dividend or other distribution with respect to, or in exchange for, or in replacement of, the Purchased Shares or the Warrant Shares, the “Registrable Shares”) by the Purchasers from time to time on Nasdaq and use all commercially reasonable efforts to cause such Registration Statement to be declared effective as promptly as possible after filing, but in any event, within ninety (90) days following the Closing Date or, in the event of a review of the Registration Statement by the SEC, within one hundred twenty (120) days following the Closing Date, and to remain continuously effective until the earlier of (1) the second anniversary of the effective date of the Registration Statement, (2) the date on which all Registrable Shares purchased by the Purchasers pursuant to this Agreement have been sold thereunder or (3) the date on which the Registrable Shares can be sold by holders thereof pursuant to Rule 144(k) promulgated under the Securities Act (the “Registration Period”). If the Company receives notification from the SEC that the Registration Statement will receive no further action or review from the SEC, then the Company will use its commercially reasonable efforts to cause the Registration Statement to become effective within five (5) Business Days after such SEC notification. In the event that, following the Closing Date and prior to the end of the Registration Period, the Company does not meet the requirements for the use of Form F-3, the Company shall use such other form as is available for the registration of the Purchased Shares and the Warrant Shares, and shall convert such other form into Form F-3, or file a replacement registration statement on Form F-3, promptly after the first date on which it meets such requirements. Notwithstanding the foregoing, the Company shall not be deemed to “not meet the requirements of Form F-3,” if it is unable to utilize such Form F-3 by reason of the identity or status of a Person who would be a selling shareholder named in a registration statement on Form F-3;

prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the Prospectus (as defined below) used in connection therewith as may be necessary to keep the Registration Statement effective at all times until the end of the Registration Period;

furnish to the Purchasers, with respect to the Registrable Shares registered under the Registration Statement, such reasonable number of copies of any prospectus in conformity with the requirements of the Securities Act and such other documents as any Purchaser may reasonably request in writing, in order to facilitate the public sale or other disposition of all or any of the Registrable Shares by such Purchasers;

use its commercially reasonable efforts to file documents required of the Company for normal blue sky clearance in states specified in writing by the Purchasers; provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

take all such action as is required of it to cause the Registrable Shares to be listed on Nasdaq prior to or on the Closing Date;

promptly notify the Purchasers in writing of the effectiveness of the Registration Statement on the same day the Registration Statement has been declared effective;

promptly notify the Purchasers in writing of the existence of any fact or the happening of any event, during the Registration Period (but not as to the substance of any such fact or event), that makes any statement of a material fact made in the Registration Statement, the Prospectus, any amendment or supplement thereto, or any document incorporated by reference therein, untrue, or that requires the making of any additions to or changes in the Registration Statement or the Prospectus in order to make such statements not misleading (provided, however, that no notice by the Company shall be required pursuant to this subsection (viii) in the event that the Company either contemporaneously files a prospectus supplement to update the Prospectus or submits a Form 6-K or files another Exchange Act report that is incorporated by reference into the Registration Statement, which, in either case, contains the requisite information with respect to such material event that results in such Registration Statement no longer containing any such untrue or misleading statements);

if NASDR Rule 2710 requires any broker-dealer to make a filing prior to executing a sale by a holder of the Purchased Securities, the Company shall (i) make a filing with the NASDR, Inc. Corporate Financing Department pursuant to NASDR Rule 2710(b)(9)(J), (ii) respond within five Trading Days to any comments received from NASDR in connection therewith, and (iii) pay the filing fee required in connection therewith;

furnish to each Purchaser, upon written request, from the date of this Agreement until the end of the Registration Period, one copy of its annual report on Form 20-F and any Form 6-Ks filed with the SEC pursuant to the Exchange Act and the rules and regulations promulgated thereunder; and

bear all expenses in connection with the procedures described in paragraphs (i) through (x) of this Section 5(a) and the registration of the Registrable Shares pursuant to the Registration Statement other than fees and expenses, if any, of legal counsel or other advisers to the Purchasers or underwriting discounts, brokerage fees and commissions incurred by the Purchasers, if any.

        For the purpose of this Agreement, a “Trading Day” is a day on which the Nasdaq, or if the Company’s Ordinary Shares cease to be quoted on the Nasdaq, the principal national securities exchange on which the Company’s Ordinary Shares are listed, is open for trading; or, if the Ordinary Shares are not so listed, admitted for trading or quoted, any Business Day. A Trading Day only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.

It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 5(a) with respect to Registrable Shares held by a Purchaser that such Purchaser shall timely furnish to the Company a completed Registration Statement Questionnaire on or before the Closing Date and such other written information regarding such Purchaser, the Registrable Shares to be sold by such Purchaser, and the intended method of disposition of the Registrable Shares as the Company may deem necessary or advisable to effect the registration of the Registrable Shares. The Purchasers shall update such information as and when necessary by written notice to the Company.

Stock Certificate Legends.

Removal of Stock Certificate Legends. Certificates evidencing the Shares and Warrant Shares shall not contain any legend (including the legend set forth in Section 4 (k)(1), (i) while a registration statement (including the Registration Statement) covering the resale of such security is effective under the Securities Act, or (ii) following any sale of such Purchased Shares or Warrant Shares pursuant to Rule 144, or (iii) if such Purchased Shares or Warrant Shares are eligible for sale under Rule 144(k). The Company shall cause its counsel to issue a legal opinion to the Company’s transfer agent promptly after the effective date of the Registration Statement if required by the Company’s transfer agent to effect the removal of the legend hereunder. If all or any portion of a Warrant is exercised at a time when there is an effective registration statement to cover the resale of the Warrant Shares, such Warrant Shares shall be issued free of all legends. The Company agrees that following the effective date of the Registration Statement or at such time as such legend is no longer required under this Section 5(b)(i), it will, no later than three Trading Days following the delivery by a Purchaser to the Company or the Company’s transfer agent of a certificate representing Purchased Shares or Warrant Shares, as the case may be, issued with a restrictive legend (such third Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate representing such shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section. Certificates for Purchased Securities subject to legend removal hereunder shall be transmitted by the transfer agent of the Company to the Purchasers by crediting the account of the Purchaser’s prime broker with the Depository Trust Company System.

Company's Reliance. Each Purchaser, severally and not jointly with the other Purchasers, agrees that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 5(b) is predicated upon the Company’s reliance that the Purchaser will sell any Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom.

Liquidated Damages.

Delay in Effectiveness of Registration Statement. In the event that the Registration Statement is not (i) filed within thirty (30) days following the Closing Date or (ii) declared effective within ninety (90) days following the Closing Date or, in the event of a review of the Registration Statement by the SEC, within one hundred twenty (120) days following the Closing Date, the Company shall pay to each Purchaser (except for any Purchaser whose failure to provide information as required hereunder causes a delay in filing or in obtaining effectiveness) liquidated damages, in cash, in an amount equal to one percent (1%) of the total purchase price of the Purchased Securities purchased by such Purchaser pursuant to this Agreement (a “Liquidated Damages Payment”). For each successive thirty day period (or portion thereof) thereafter, until the Registration Statement is filed or becomes effective, as the case may be, the Company shall pay to each Purchaser (except for any Purchaser whose failure to provide information as required hereunder causes a delay in filing or in obtaining effectiveness) an additional Liquidated Damages Payment in cash; provided, however, that in the case of any such successive period of less than thirty days, the additional Liquidated Damages Payment shall be calculated on a pro rata basis based on the number of days actually elapsed in such period. Each Liquidated Damages Payment payable in respect of a successive thirty-day period (or portion thereof) shall be payable at the end of such successive thirty-day period (or portion thereof).

Lapse in Effectiveness of Registration Statement. In the event that the Registration Statement is filed and declared effective but, during the Registration Period, ceases to be effective or useable or the prospectus included in the Registration Statement (the “Prospectus”, as amended or supplemented by any prospectus supplement and by all other amendments thereto and all material incorporated by reference in such Prospectus) ceases to be usable, in either case, in connection with resales of Registrable Shares, without such lapse being cured within ten (10) Business Days (the “Cure Period”) by a post-effective amendment to the Registration Statement, a supplement to the Prospectus or a report filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that cures such lapse, then the Company shall pay to each Purchaser liquidated damages (in addition to the rights and remedies available to each Purchaser under applicable law and this Agreement), for the period from and including the first day following the expiration of the Cure Period until, but excluding, the earlier of (1) the date on which such failure is cured and (2) the date on which the Registration Period expires, at a rate equal to one percent (1%) for each successive thirty-day period (or portion thereof) of the total purchase price of the Purchased Securities purchased by such Purchaser pursuant to this Agreement; provided, however, that in the case of any such successive period of less than thirty days, the additional liquidated damages shall be calculated on a pro rata basis based on the number of days actually elapsed in such period. Such liquidated damages shall be payable in cash at the end of such successive thirty-day period (or portion thereof).

Transfer of Registrable Shares After Registration; Suspension.

The Purchasers agree that they will not offer to sell or make any sale, assignment, pledge, hypothecation or other transfer with respect to the Registrable Shares that would constitute a sale within the meaning of the Securities Act except pursuant to either (1) the Registration Statement, (2) Rule 144 or (3) any other exemption from registration under the Securities Act, and that they will promptly notify the Company of any changes in the information set forth in the Registration Statement after it is prepared regarding such Purchaser or its plan of distribution to the extent required by applicable law.

In addition to any suspension rights under paragraph (iii) below, upon the happening of any pending corporate development, public filing with the SEC or similar event, that, in the judgment of the Company’s Board of Directors, renders it advisable to suspend the use of the Prospectus or upon the request by an underwriter in connection with an underwritten public offering of the Company’s securities, the Company may, on not more than two (2) occasions for not more than ninety (90) days on each such occasion, suspend use of the Prospectus, on written notice to each Purchaser (which notice will not disclose the content of any material non-public information and will indicate the date of the beginning and end of the intended period of suspension, if known), in which case each Purchaser shall discontinue any disposition of Registrable Shares covered by the Registration Statement or Prospectus until copies of a supplemented or amended Prospectus are distributed to the Purchasers or until the Purchasers are advised in writing by the Company that sales of Registrable Shares under the applicable Prospectus may be resumed and have received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such Prospectus; provided, however, that the Company may not suspend use of the Prospectus (i) on more than one (1) occasion for not more than ninety (90) days prior to the first anniversary of the Closing Date or (ii) on more than one (1) occasion for not more than ninety (90) days during the period following the first anniversary of the Closing date and ending on the second anniversary of the Closing Date. The suspension and notice thereof described in this Section 5(c)(ii) shall be held by each Purchaser in strictest confidence and shall not be disclosed by such Purchaser.

Subject to paragraph (iv) below, in the event of: (1) any request by the SEC or any other federal or state governmental authority during the Registration Period for amendments or supplements to a Registration Statement or related prospectus or for additional information, (2) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (3) the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Shares for sale in any jurisdiction or the initiation of any proceeding for such purpose, or (4) any event or circumstance which necessitates the making of any changes in the Registration Statement or Prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, then the Company shall deliver a certificate in writing to the Purchasers (the “Suspension Notice”) to the effect of the foregoing (which notice will not disclose the content of any material non-public information and will indicate the date of the beginning and end of the intended period of suspension, if known), and, upon receipt of such Suspension Notice, the Purchasers will discontinue disposition of Registrable Shares covered by the Registration Statement or Prospectus (a “Suspension”) until the Purchasers’receipt of copies of a supplemented or amended Prospectus prepared and filed by the Company, or until the Purchasers are advised in writing by the Company that the current Prospectus may be used, and have received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such prospectus. In the event of any Suspension, the Company will use its commercially reasonable efforts to cause the use of the Prospectus so suspended to be resumed as soon as possible after delivery of a Suspension Notice to the Purchasers. The Suspension and Suspension Notice described in this Section 5(c)(iii) shall be held by each Purchaser in strictest confidence and shall not be disclosed by such Purchaser.

Provided that a Suspension is not then in effect, the Purchasers may sell Registrable Shares under the Registration Statement, provided that the selling Purchaser arranges for delivery of a current Prospectus to the transferee of such Registrable Shares to the extent such delivery is required by applicable law.

In the event of a sale of Registrable Shares by a Purchaser, such Purchaser must also deliver to the Company’s transfer agent, with a copy to the Company, a certificate of subsequent sale reasonably satisfactory to the Company, so that ownership of the Registrable Shares may be properly transferred. The Company will cooperate to facilitate the timely preparation and delivery of certificates (unless otherwise required by applicable law) representing Registrable Shares sold.

Indemnification. For the purpose of this Section 5(e), the term “Registration Statement” shall include any preliminary or final Prospectus, exhibit, supplement or amendment included in or relating to the Registration Statement referred to in Section 5(a).

Indemnification by the Company. The Company agrees to indemnify and hold harmless each of the Purchasers, their respective officers, directors, agents and employees, and each person, if any, who controls any Purchaser within the meaning of the Securities Act, to the fullest extent permitted by law, against any and all losses, claims, damages, liabilities or expenses, joint or several, to which such Purchasers, such officers, directors, agents or employees, or such controlling persons may become subject, under the Securities Act, the Exchange Act or any other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Company, which consent shall not be unreasonably withheld), insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state in any of them a material fact required to be stated therein or necessary to make the statements in any of them, in light of the circumstances under which they were made, not misleading, or (ii) any inaccuracy in or breach of the representations, warranties or covenants made by the Company herein, and will reimburse each Purchaser, each of its respective directors, officers, agents and employees, and each such controlling person for any reasonable out-of-pocket legal and other expenses incurred by such Purchaser, such director, officer, agent or employee, or such controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability, expense or action arises out of or is based upon (1) an untrue statement or alleged untrue statement or omission or alleged omission in the Registration Statement, the Prospectus or any amendment to or supplement of the Registration Statement or the Prospectus made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Purchaser demanding such indemnification expressly for use in the Registration Statement or the Prospectus, (2) the failure of such Purchaser to comply with the covenants and agreements contained in this Agreement respecting resale of the Purchased Shares or the sale of the Warrant Shares, or (3) any untrue statement or omission of a material fact required to make such statement not misleading in any Prospectus that is corrected in any subsequent Prospectus that was delivered to such Purchaser before the pertinent sale or sales by such Purchaser.

Indemnification by each Purchaser. Each Purchaser will severally and not jointly indemnify and hold harmless the Company, each of its directors, officers, agents and employees, and each person, if any, who controls the Company within the meaning of the Securities Act, against any losses, claims, damages, liabilities or expenses to which the Company, its directors, officers, agents and employees, or any controlling persons may become subject, under the Securities Act, the Exchange Act, or any other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of such Purchaser, which consent shall not be unreasonably withheld) insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon (i) any untrue or alleged untrue statement of any material fact contained in the Registration Statement, the Prospectus, or any amendment or supplement to the Registration Statement or Prospectus, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the Prospectus, or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Purchaser expressly for use therein, or (ii) any inaccuracy in or breach of the representations, warranties or covenants made by such Purchaser herein and such Purchaser will reimburse the Company, each of its directors, officers, agents and employees, and any controlling persons for any reasonable legal and other expense incurred by the Company, its directors, officers, agents and employees, and any controlling persons, in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that such Purchaser shall not be liable for any such untrue or alleged untrue statement or omission or alleged omission with respect to which such Purchaser has delivered to the Company in writing a correction of such untrue or alleged untrue statement or omission or alleged omission before the occurrence of the event from which such loss, claim, damage, liability or expense was incurred. Notwithstanding the provisions of this Section 5(e), such Purchaser shall not be liable for any indemnification obligation under this Agreement in excess of the aggregate amount of net proceeds received by such Purchaser from the sale of the Registrable Shares pursuant to the Registration Statement.

Indemnification Procedure.

Promptly after receipt by an indemnified party under this Section 5(e) of notice of the threat or commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 5(e), promptly notify the indemnifying party in writing of the claim and provide to the indemnifying party copies of all written documents relating to such threatened or commenced action; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party for contribution or otherwise under the indemnity agreement contained in this Section 5(e) or otherwise, to the extent it is not prejudiced as a result of such failure.

In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with all other indemnifying parties similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be a conflict between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it or other indemnified parties that are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select one separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of its election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 5(e) for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless:

the indemnified party shall have employed such counsel in connection with the assumption of legal defenses in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel, approved by such indemnifying party, representing all of the indemnified parties who are parties to such action); or

the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action against the indemnified party, in each of which cases the reasonable out-of-pocket fees and expenses of counsel for the indemnified party shall be at the expense of the indemnifying party.

Contribution. If the indemnification provided for in this Section 5(e) is required by its terms but is for any reason held to be unavailable to, or is otherwise insufficient to hold harmless, an indemnified party under this Section 5(e) with respect to any losses, claims, damages, liabilities or expenses referred to in this Agreement, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of any losses, claims, damages, liabilities or expenses referred to in this Agreement:

in such proportion as is appropriate to reflect the relative faults of the Company and the Purchasers in connection with the statements or omissions or inaccuracies in the representations and warranties in this Agreement that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations, or if the allocation provided by clause (1) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative faults referred to in clause (1) above but also the relative benefits received by the Company and the Purchasers from the sale of the Purchased Securities.

The respective relative benefits received by the Company, on the one hand, and each Purchaser, on the other, shall be deemed to be in the same proportion as the amount to which the consideration paid by such Purchaser to the Company pursuant to this Agreement for the Registrable Shares that were sold pursuant to the Registration Statement bears to the difference (the “Difference”) between the amount such Purchaser paid for such Registrable Shares that were sold pursuant to the Registration Statement and the amount received by such Purchaser from such sale. The relative fault of the Company and each Purchaser shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact or the inaccurate or the alleged inaccurate material fact relates to information supplied by the Company or by such Purchaser and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 5(e)(iii), any reasonable out-of-pocket legal or other fees or expenses incurred by such party in connection with investigating or defending any such action or claim. The provisions set forth in Section 5(e)(iii) with respect to the notice of the threat or commencement of any threat or action shall apply if a claim for contribution is to be made under this Section 5(e)(iv); provided, however, that no additional notice shall be required with respect to any threat or action for which notice has been given under Section 5(e)(iii) for purposes of indemnification. The Company and each Purchaser agree that it would not be just and equitable if contribution pursuant to this Section 5(e)(iv) were determined solely by pro rata allocation (even if the Purchasers were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this paragraph. Notwithstanding the provisions of this Section 5(e)(iv), no Purchaser shall be required to contribute any amount in excess of the amount by which the Difference exceeds the amount of any damages that such Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation. The Purchasers’ obligations to contribute pursuant to this Section 5(e)(iv) are several and not joint.

Rule 144 Information. For two years after the date of this Agreement, the Company shall file in a timely manner all reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder and shall use reasonably commercial efforts to the extent required to enable the Purchasers to sell the Purchased Shares and the Warrant Shares pursuant to Rule 144.

Non Public Information. The Company covenants and agrees that neither it nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto such Purchaser shall have executed a written agreement regarding the confidentiality and use of such information. The Company understands and confirms that each Purchaser shall be relying on the foregoing representations in effecting transactions in securities of the Company.

Listing of Ordinary Shares. The Company hereby agrees to use best efforts to maintain the listing of the Ordinary Shares on the Nasdaq and as soon as reasonably practicable following the Closing (but not later than the earlier of the effective date of the Registration Statement and the first anniversary of the Closing Date) to list all of the Purchased Shares and Warrant Shares on such trading market. The Company further agrees, if the Company applies to have the Purchased Shares traded on any other trading market, it will include in such application all of the Purchased Shares and Warrant Shares to be listed on such other trading market as promptly as possible. The Company will take all action reasonably necessary to continue the listing and trading of its Ordinary Shares on the Nasdaq and will comply in all resp respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Nasdaq.

Lock-Up. Each of the Purchasers shall furnish to the Company, on the Closing Date, a letter substantially in the form of Exhibit D hereto (the “Lock-up Agreement”).

        ADVISORY FEE. The Purchasers acknowledge that the Company intends to pay to RBC Capital Markets Corporation, as financial advisor, a fee in respect of the sale of the Purchased Securities. Each of the parties to this Agreement hereby represents that, on the basis of any actions and agreements by it, there are no other brokers or finders entitled to compensation in connection with the sale of the Purchased Securities to the Purchasers. The Company shall indemnify and hold harmless the Purchasers from and against all fees, commissions or other payments owing by the Company to RBC Capital Markets Corporation or any other person or firm acting on behalf of the Company hereunder.

        CONDITIONS TO THE PURCHASERS’ OBLIGATIONS TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREIN. The obligations of the Purchasers to consummate the transactions contemplated herein are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

Representations and Warranties True. Each of the representations and warranties of the Company contained in Section 3 shall be true and correct in all material respects on and as of the date hereof (provided, however, that such qualification shall only apply to representations or warranties not otherwise qualified by materiality) and on and as of the Closing Date with the same effect as though such representations and warranties had been made as of the Closing.

Performance. The Company shall have performed and complied in all material respects with all of its agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

Compliance Certificate. The Company will have delivered to each of the Purchasers a certificate signed on its behalf by its Chief Executive Officer or Chief Financial Officer certifying that the conditions specified in Sections 7(a) and 7(b) hereof have been fulfilled.

Agreement. The Company shall have executed and delivered to the Purchasers this Agreement and their respective Warrants.

Securities Exemptions. The offer and sale of the Purchased Securities to each of the Purchasers pursuant to this Agreement shall be exempt from the registration requirements of the Securities Act and the registration and/or qualification requirements of all applicable state securities laws.

No Suspension of Trading or Listing of Ordinary Shares. The Ordinary Shares (i) shall be designated for quotation or listed on Nasdaq and (ii) shall not have been suspended from trading on Nasdaq.

Secretary’s Certificate. The Company shall have delivered to the Purchasers a certificate of the Company executed by the Company’s Secretary (or other authorized officer), dated as of the Closing Date, attaching and certifying to the truth and correctness of (1) the Articles of Association, and (2) the resolutions adopted by the Board of Directors of the Company in connection with the transactions contemplated by this Agreement.

Opinion of Company Counsel. Each of the Purchasers will have received an opinion, dated as of the Closing Date, from (i) Zysman, Alaroni, Gayer & Co., Israeli counsel to the Company, in the form attached hereto as Exhibit E, and (ii) Weil, Gotshal &Manges LLP, U.S. counsel to the Company, in the form attached as Exhibit F.

No Statute or Rule Challenging Transaction. No statute, rule, regulation, executive order, decree, ruling, injunction, action, proceeding or interpretation shall have been enacted, entered, promulgated, endorsed or adopted by any court or governmental authority of competent jurisdiction or any self-regulatory organization or Trading Market or the staff of any of the foregoing, having authority over the matters contemplated hereby which questions the validity of, or challenges or prohibits the consummation of, any of the transactions contemplated by this Agreement. For purposes of this Agreement, the term “Trading Market” means the following markets or exchanges on which the Ordinary Shares listed or quoted for trading on the date in question: the American Stock Exchange, the New York Stock Exchange or the Nasdaq National Market.

Reservation of Ordinary Shares. The Company shall have reserved out of its authorized and unissued Ordinary Shares, solely for the purpose of facilitating the exercise of the Warrants, a number of Ordinary Shares equal to the aggregate number of Warrant Shares issuable upon exercise of the Purchased Warrants assuming such Purchased Warrants were granted on the Closing Date (after giving effect to the Purchased Shares and the Purchased Warrants to be issued on the Closing Date and assuming all such Purchased Warrants were fully convertible or exercisable on such date regardless of any limitation on the timing or amount of such conversions or exercises).

Other Actions. The Company shall have executed such certificates, agreements, instruments and other documents, and taken such other actions as shall be customary or reasonably requested by the Purchasers in writing in connection with the transactions contemplated hereby.

        CONDITIONS TO THE COMPANY’S OBLIGATIONS TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREIN. The obligations of the Company to consummate the transactions contemplated herein are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

Representations and Warranties True. Each of the representations and warranties of the Purchasers contained in Section 4 shall be true and correct in all material respects on and as of the date hereof (provided, however, that such qualification shall only apply to representations and warranties not otherwise qualified by materiality) and on and as of the Closing Date with the same effect as though such representations and warranties had been made as of the Closing.

Performance. The Purchasers shall have performed and complied in all material respects with all of their agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

Agreement. Each Purchaser shall have executed and delivered to the Company this Agreement (and the Registration Statement Questionnaire).

Securities Exemptions. The offer and sale of the Purchased Securities to the Purchasers pursuant to this Agreement shall be exempt from the registration requirements of the Securities Act and the registration and/or qualification requirements of all applicable state securities laws.

Payment of Purchase Price. The Purchasers shall have delivered to the Company by wire transfer of immediately available funds full payment of the purchase price for the Purchased Securities as specified in Section 1(b).

No Statute or Rule Challenging Transaction. No statute, rule, regulation, executive order, decree, ruling, injunction, action, proceeding or interpretation shall have been enacted, entered, promulgated, endorsed or adopted by any court or governmental authority of competent jurisdiction or any self-regulatory organization or Trading Market or the staff of any of the foregoing, having authority over the matters contemplated hereby which questions the validity of, or challenges or prohibits the consummation of, any of the transactions contemplated by this Agreement.

Other Actions. The Purchasers shall have executed such certificates, agreements, instruments and other documents, and taken such other actions as shall be customary or reasonably requested in writing by the Company in connection with the transactions contemplated hereby.

        MISCELLANEOUS.

Successors and Assigns. The terms and conditions of this Agreement will inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchasers holding at least a majority of the total aggregate number of Purchased Shares and Warrant Shares then outstanding (excluding any Purchased Shares or Warrant Shares then already sold to the public pursuant to Rule 144 or otherwise). Any Purchaser may assign its rights under this Agreement to any person to whom such Purchaser assigns or transfers any Purchased Securities, provided that such transferee agrees in writing to be bound by the terms and provisions of this Agreement, and such transfer is in compliance with the terms and provisions of this Agreement and permitted by federal and state securities laws.

No Consideration. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of any of this Agreement, the Warrants or any other document executed in connection with the Purchased Securities (the “Transaction Documents”) unless the same consideration is also offered to all of the parties to the Transaction Documents or holders of Purchased Securities, as the case may be.

Governing Law; Enforcement of Judgment and Related Matters.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without regard to conflicts of laws principles thereof. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and Federal courts sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. THE PARTIES HEREBY WAIVE ALL RIGHTS TO A TRIAL BY JURY.

Each party hereby agrees that in any suit (whether in a court in the United States, Israel or elsewhere) seeking enforcement of this Agreement or provisions of this Agreement (i) no defense (other than a procedural defense) given or allowed by the laws of any other state or country shall be interposed by any party in any such suit, action or proceeding unless such defense is also given or allowed by the laws of the State of New York or of the United States, (ii) if the plaintiffs therein seek a judgment in either United States dollars or Israel currency, subject to Israel foreign currency control regulations, no party will interpose any defense or objection to or otherwise oppose judgment, if any, being awarded in such currencies, except to the extent that such judgment would violate the laws of Israel, and (iii) if the plaintiffs therein seek to have any judgment (or any aspect thereof) awarded in Israel currency linked, for a period from entry of such judgment until actual payment thereof in full has been made, to either or both the consumer price index of Israel and changes in the Israel currency-United States dollar exchange rate, no party will interpose any defense or objection to or otherwise oppose inclusion of such linkage in any judgment except to the extent that such judgment would violate the laws of Israel.

Each party agrees that if any payment or sum due under this Agreement is made to or received by the party entitled to such payment or sum (the “Payee”) in a currency other than freely transferable United States dollars, whether by judicial judgment or otherwise, the obligations of the payor of such payment or sum (the “Payor”) shall be discharged only to the extent of the net amount of freely transferable United States dollars that the Payee, in accordance with normal bank procedures, is able to lawfully purchase with such amount of such other currency. To the extent the Payee are not able to purchase sufficient United States dollars with such amount of such other currency to discharge the obligations of the Payor, the obligations of the Payor shall not be discharged with respect to such difference, and any such undischarged amount will be due as a separate obligation and shall not be affected by payment of or judgment being obtained for any other sums due under or in respect of this Agreement. To the extent that the Payee receives any payments with respect to such separate obligation in freely transferable United States dollars (or currency which can be used to purchase freely transferable United States dollars in the manner set forth above), the Payee will return to the Payor a corresponding amount of the other currency. This Agreement shall not be interpreted or construed with any presumption against the party causing this Agreement to be drafted.

Survival. Notwithstanding any investigation made by any party to this Agreement, all agreements, representations and warranties of the Company and the Purchasers contained in Sections 3 and 4 of this Agreement shall survive until the first anniversary of the Closing Date.

Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

Headings. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules will, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by reference.

Notices. Any notices and other communications required or permitted under this Agreement shall be in writing and shall be delivered (i) personally by hand or by courier, (ii) mailed by United States first-class mail, postage prepaid or (iii) sent by facsimile directed (A) if to any Purchaser, at such Purchaser’s address or facsimile number set forth on Schedule A to this Agreement, or at such address or facsimile number as such Purchaser may designate by giving at least ten (10) days’ advance written notice to the Company or (b) if to the Company, to its address or facsimile number set forth below, or at such other address or facsimile number as the Company may designate by giving at least ten (10) days’ advance written notice to the Purchasers. All such notices and other communications shall be deemed given upon (i) receipt or refusal of receipt, if delivered personally, (ii) three days after being placed in the mail, if mailed, or (iii) confirmation of facsimile transfer, if faxed.

The address and facsimile number of the Company for the purpose of this Section 9(g) are as follows:

On Track Innovations Ltd. Z.H.R. Industrial Zone Rosh-Pina 12000 Israel Fax: 011 972 46 938 887 Attention: Oded Bashan

with a copy to: Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 Fax: (212) 310-8007 Attention: David P. Stone

        The address and facsimile number of each Purchaser is set forth on Schedule A.

Amendments and Waivers. This Agreement may be amended and the observance of any term of this Agreement may be waived only with the written consent of the Company and the Purchasers holding at least seventy-five percent (75%) of the total aggregate number of Purchased Securities then outstanding (excluding any Purchased Shares and/or Warrant Shares then already sold to the public pursuant to Rule 144 or otherwise). Any amendment effected in accordance with this Section 9(h) will be binding upon the Purchasers, the Company and their respective successors and assigns.

Severability. If any provision of this Agreement is held to be unenforceable under applicable law, such provision will be excluded from this Agreement and the balance of the Agreement will be interpreted as if such provision were so excluded and will be enforceable in accordance with its terms.

Entire Agreement. This Agreement, together with all exhibits and schedules hereto constitute the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties with respect to the subject matter hereof.

Further Assurances. From and after the date of this Agreement, upon the request of the Company or the Purchasers, the Company and the Purchasers will execute and deliver such instruments, documents or other writings, and take such other actions, as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

Meaning of “Include” and “Including”. Whenever in this Agreement the word “include” or “including” is used, it shall be deemed to mean “include, without limitation” or “including, without limitation,” as the case may be, and the language following “include” or “including”shall not be deemed to set forth an exhaustive list.

Fees, Costs and Expenses. Except as otherwise provided for in this Agreement, all fees, costs and expenses (including attorneys’ fees and expenses) incurred by any party hereto in connection with the preparation, negotiation and execution of this Agreement and the exhibits and schedules hereto and the consummation of the transactions contemplated hereby and thereby (including the costs associated with any filings with, or compliance with any of the requirements of any governmental authorities), shall be the sole and exclusive responsibility of such party.

6-K Submission and Publicity. On the Closing Date, the Company shall submit a Report on Form 6-K with the SEC describing the terms of the transactions contemplated by this Agreement and attaching this Agreement, the form of Warrant and the press release referred to below as exhibits to such submission (the “6-K Submission” including all attachments). Neither the Company nor any Purchaser shall issue any press releases or any other public statements with respect to the transactions contemplated by this Agreement; provided, however, that the Company shall be entitled, without the prior approval of any Purchaser, to issue any press release or make any other public disclosure (including a press release (concerning the offering of the Purchased Securities) pursuant to Rule 135c under the Securities Act) with respect to such transactions (i) in substantial conformity with the 6-K Submission and (ii) as is required by applicable law, regulations, and Nasdaq rules; and, provided further, that no such release may identify a Purchaser unless such Purchaser has consented thereto in writing, or as required by law.

Waivers. No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

Stock Splits, Dividends and other Similar Events. The provisions of this Agreement shall be appropriately adjusted to reflect any stock split, stock dividend, reorganization or other similar event that may occur with respect to the Company after the date hereof.

Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each Purchaser and the Company will be entitled to specific performance under this Agreement. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

Replacement of Shares. If any certificate or instrument evidencing any Ordinary Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Ordinary Shares.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

ON TRACK INNOVATIONS LTD. By: —————————————— Oded Bashan Chairman, President and Chief Executive Officer

[PURCHASER SIGNATURE PAGES TO FOLLOW]

SIGNATURE PAGE TO

SECURITIES PURCHASE AGREEMENT

DATED AS OF OCTOBER 27, 2005

BY AND AMONG

ON TRACK INNOVATIONS LTD.

AND EACH PURCHASER NAMED THEREIN

The undersigned hereby executes and delivers to On Track Innovations Ltd. the Securities Purchase Agreement (the “Agreement”) to which this signature page is attached effective as of the date of the Agreement, which Agreement and signature sage, together with all counterparts of such Agreement and signature pages of the other Purchasers named in such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.

Number of Units: _________________________________________________________________________

Number of Ordinary Shares: _________________________________________________________________

Number of Warrant Shares: _________________________________________________________________

Purchase Price: $ _________________________________________________________________________

______________________________________________________________________________________
“Purchaser”

Signature: ______________________________________________________________________________

Name: _________________________________________________________________________________

Title: __________________________________________________________________________________

Address: _______________________________________________________________________________

______________________________________________________________________________________

______________________________________________________________________________________

Telephone: _____________________________________________________________________________

Facsimile: ______________________________________________________________________________

E-mail: ________________________________________________________________________________

Tax ID Number: _________________________________________________________________________

Schedule A

Information about the Purchasers

Name, Address, Facsimile Number	Number of Ordinary Shares	Number of Warrant Shares	Aggregate Purchase Price

APPENDIX I

STOCK CERTIFICATE AND WARRANT QUESTIONNAIRE

        Pursuant to Section 4(m) of the Agreement, please provide us with the following information:

        The exact name that your Purchased Warrant and Purchased Shares are to be registered in (this is the name that will appear on your stock certificate(s)). You may use a nominee name if appropriate:

        ______________________________________________________________________________________

        The relationship between the Purchaser of the Purchased Shares and the Purchased Warrant and the Registered Holder listed in response to Item 1 above:

        ______________________________________________________________________________________

        The mailing address of the Registered Holder listed in response to Item 1 above:

        ______________________________________________________________________________________

        ______________________________________________________________________________________

        ______________________________________________________________________________________

        ______________________________________________________________________________________

        The Social Security Number or Tax Identification Number of the Registered Holder listed in response to Item 1 above:

        ______________________________________________________________________________________

APPENDIX II

REGISTRATION STATEMENT/SUITABILITY QUESTIONNAIRE

All capitalized terms not defined in this Appendix II shall have the meanings assigned to them in the Securities Purchase Agreement, dated as of October 27, 2005 (the “Agreement”), by and among On Track Innovations Ltd., an Israeli corporation (the “Company”) and each of the purchasers listed on Schedule A to the Agreement.

PART A

In connection with the preparation of the Registration Statement, please provide us with the following information:

5.	Pursuant to the “Selling Stockholder” section of the Registration Statement, please state you or your organization’s name exactly as it should appear in the Registration Statement:

______________________________________________________________________________________

6.	Please provide the number of shares that you or your organization will own immediately after Closing, including those Shares purchased by you or your organization pursuant to the Purchase Agreement and those shares purchased by you or your organization through other transactions:

______________________________________________________________________________________

7.	Please provide the number of Warrant Shares underlying the Warrants that you or your organization will own immediately following the Closing:

______________________________________________________________________________________

8.	Have you, or has your organization had, any material relationship within the past three years with the Company or its affiliates?

____ Yes _____ No

If yes, please indicate the nature of any such relationships below:

______________________________________________________________________________________

______________________________________________________________________________________

______________________________________________________________________________________

______________________________________________________________________________________

PART B

Pursuant to Section 4 of the Agreement, please provide us with the following information, and we will use your responses to qualify you for purposes of federal and state securities laws:

IDENTIFICATION

Name: ______________________________________________________________________________________

Address of principal place of business: _____________________________________________________________

___________________________________________________________________________________________

___________________________________________________________________________________________

State (or Country) of formation or incorporation: ______________________________________________________

Contact Person: ______________________________________________________________________________

Telephone Number: ___________________________________________________________________________

Facsimile Number: ____________________________________________________________________________

Email Address: ______________________________________________________________________________

Type of Entity (corporation, partnership, trust, etc.):___________________________________________________

Social Security or Taxpayer or Employer Identification Number:__________________________________________

STATUS AS AN ACCREDITED INVESTOR

Please confirm that you are, or your organization is, an “accredited investor” as defined under the Securities Act of 1933, as amended (the “Act”), by checking all applicable boxes to indicate the exemption qualifying you as an accredited investor, as provided in Rule 501(a) under the Securities Act of 1933, as amended.

☐     a corporation, organization described in Section 501(c)(3) of the Internal Revenue Code, a Massachusetts or similar business trust or a partnership, in each case, not formed for the purpose of this investment, with total assets in excess of $5,000,000;

☐     a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐     a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

☐     an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act;

☐     a bank as defined in Section 3(a)(2) or a savings and loan association or other institution defined in Section 3(a)(5)(A) of the Act acting in either an individual or fiduciary capacity;

☐     an insurance company as defined in Section 2(13) of the Act;

☐     an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 whose investment decision is made by a fiduciary which is either a bank, savings and loan association, insurance company, or registered investment advisor, or whose total assets exceed $5,000,000, or, if a self-directed plan, a plan whose investment decisions are made solely by persons who are accredited investors;

☐     a director, executive officer or general partner of the issuer of the securities being offered or sold;

☐     a natural person whose individual net worth, or joint net worth with your spouse, at the time of purchase exceeds $1,000,000;

☐     a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with your spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐     a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the Act;

☐     an entity in which all the equity owners are accredited investors; or

☐     other – Please describe:

___________________________________________________________________________________________

RESIDENCE INFORMATION

Please indicate the jurisdiction in which the your reside or your organization is chartered and the jurisdiction in which it maintains its principal offices:

______________________________________________________________________________________

______________________________________________________________________________________

INVESTMENT REPRESENTATION

Are you purchasing the securities offered for your own account and for investment purposes only?

Yes ☐ No ☐

If no, please state for whom you are investing and/or the reason for investing.

___________________________________________________________________________________________

___________________________________________________________________________________________

___________________________________________________________________________________________

SIGNATURE

The above information is true and correct in all material respects and the undersigned recognizes that the Company and its counsel are relying on the truth and accuracy of such information in reliance on the exemption contained in Subsection 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder. The undersigned agrees to notify the Company promptly of any changes in the foregoing information which may occur prior to the investment.

Executed at _________________________,_____________________on ___________ , 2005.

Name of Entity:___________________________________________________________

By: __________________________________ (Signature)

__________________________________ (Name and title of signatory)

IF THE INVESTMENT WILL BE MADE BY MORE THAN ONE ENTITY, WHETHER OR NOT AFFILIATED, PLEASE COMPLETE A COPY OF THIS QUESTIONNAIRE FOR EACH ENTITY.

EXHIBIT A
Form of Warrant

EXHIBIT B
Company Wire Instructions

EXHIBIT C
Disclosure Letter
NONE

EXHIBIT D
Form of Lock-Up Agreement

October ___, 2005
Mr. Oded Bashan
Chairman and President
On Track Innovations Ltd.
Rosha Pina Israel

Re: Proposed Offering by On Track Innovations Ltd.

Dear Mr. Bashan:

        The undersigned (each a “Purchaser” and, together, the “Purchasers”) propose to enter into a Securities Purchase Agreement (the “Purchase Agreement”) with On Track Innovations Ltd. (the “Company”), providing for the offering (the “Offering”), pursuant to Regulation D under the Securities Act of 1933 (the “Securities Act”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement.

        In recognition of the benefit that such an offering will confer upon the undersigned, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of the Company, the undersigned will not, during the period commencing on the Closing Date and ending May 1, 2006, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, of the Purchased Warrants, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or thereafter acquires the power of disposition, (2) enter into any swap or other derivative transaction that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the Purchased Warrants, whether any such transaction or swap described in clause (1) or (2) above is to be settled by delivery of the Purchased Warrants, in cash or otherwise, or (3) exercise the Purchased Warrants.

        In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, is hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

        The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

        The undersigned understands that, if the Purchase Agreement does not become effective within 60 days of the date hereof, or if the Purchase Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Purchased Securities to be sold thereunder, the undersigned shall be released from all obligations under this Lock-Up Letter Agreement.

        The undersigned understands that this Lock-Up Letter Agreement is irrevocable and that the Company and the Purchasers are entering into the Purchase Agreement and proceeding with the Offering in reliance upon this agreement.

        This Lock-Up Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

Signature: _____________________________ Print Name: ____________________________

EXHIBIT E
Form of Israeli Counsel Opinion

EXHIBIT F
Form of U.S. Counsel Opinion

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THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SECURITIES IS EFFECTIVE UNDER THE SECURITIES ACT OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT, AND, IF THE COMPANY REQUESTS, AN OPINION SATISFACTORY TO THE COMPANY TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL.

ON TRACK INNOVATIONS LTD.

WARRANT

Warrant No. 2005-[ ]	Dated: November 1, 2005

On Track Innovations Ltd., an Israeli company (the “Company”), hereby certifies that, for value received, [                    ] or its registered assigns (including permitted transferees, the “Holder”), is entitled to purchase from the Company up to a total of [               ] (as adjusted from time to time as provided in Section 9) Ordinary Shares (as defined below) (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at an exercise price equal to $14.58 per share (as adjusted from time to time as provided in Section 9, the “Exercise Price”), at any time and from time to time commencing on May 1, 2006 (the “Initial Exercise Date”) through and including November 1, 2010 (the “Expiration Date”), and subject to the following terms and conditions. This Warrant is one of a series of similar warrants (the “Warrants”) issued pursuant to that certain Securities Purchase Agreement, dated as of the Original Issue Date, by and among the Company, the Holder and certain other purchasers listed on Schedule A thereto (the “Purchase Agreement”), providing for the issuance and sale of Ordinary Shares and Warrants by the Company to the Holder and such other investors.

    1.        Definitions. The capitalized terms used herein and not otherwise defined shall have the meanings set forth below:

“Affiliate” of any specified Person means any other person or entity which directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, such specified Person. For purposes of this definition, “control” as used with respect to any person or entity means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Company Offer” means any tender offer (including exchange offer), as amended from time to time, made by the Company or any of its subsidiaries for the purchase (including the acquisition pursuant to an exchange offer) of all or any portion of the outstanding Ordinary Shares, except as permitted pursuant to Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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“Eligible Market” means any of the New York Stock Exchange, the American Stock Exchange or Nasdaq.

“Market Price” means, as to any security, (i) if the principal trading market for such security is an exchange, the average of the last reported sale prices per share for the last ten previous Trading Days in which a sale was reported, as officially reported on any consolidated tape, (ii) if clause (i) is not applicable, the average of the closing bid price per share for the last five previous Trading Days as set forth by Nasdaq or (iii) if clauses (i) and (ii) are not applicable, the average of the closing bid price per share for the last five previous Trading Days as set forth in the National Quotation Bureau sheet listing for such security. Notwithstanding the foregoing, if there is no reported sales price or closing bid price, as the case may be, on any of the ten Trading Days preceding the event requiring a determination of Market Price hereunder, then the Market Price shall be determined in good faith by resolution of the Board of Directors of the Company, based on the best information available to it.

“Nasdaq” means the Nasdaq SmallCap Market or Nasdaq National Market.

“Ordinary Shares” means the ordinary shares of the Company, NIS 0.10 nominal value, as constituted on the Original Issue Date.

“Original Issue Date” means November 1, 2005.

“Other Securities” refers to any share capital (other than Ordinary Shares) and other securities of the Company or any other Person which the Holder of this Warrant at any time shall be entitled to receive, or shall have received, upon the exercise of this Warrant, in lieu of or in addition to Ordinary Shares, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Ordinary Shares or Other Securities pursuant to Section 9 hereof or otherwise.

“Person” means any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Registration Statement” shall have the meaning set forth in the Purchase Agreement.

“Trading Day” means (a) any day on which the Ordinary Shares are listed or quoted and traded on any Eligible Market or (b) if the Ordinary Shares are not then quoted and traded on any Eligible Market, then a day on which trading occurs on Nasdaq (or any successor thereto).

“Transfer Agent” shall mean Continental Stock Transfer and Trust Company or such other Person as the Company may appoint from time to time.

“Warrant Shares” shall initially mean Ordinary Shares and, in addition, may include Other Securities and Distributed Property (as defined in Section 9(e)) issued or issuable from time to time upon exercise of this Warrant.

    2.        Registration of Warrant. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

5

    3.        Registration of Transfers. The Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached hereto as Appendix A duly completed and signed, to the Company at its address specified herein. Upon any such registration and transfer, a new warrant in substantially the form of a Warrant (any such new warrant, a “New Warrant”), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. Each New Warrant evidencing the portion of this Warrant so transferred shall bear the appropriate restrictive legend set forth in Section 4(k)(ii) of the Purchase Agreement. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Warrant, and such transferee shall be subject to the terms and conditions of the Purchase Agreement, including, without limitation, the restrictions on transfer set forth in Section 4(l) of the Purchase Agreement.

    4.        Exercise and Duration of Warrant.

    (a)        This Warrant shall be exercisable by the registered Holder at any time and from time to time on and after the Initial Exercise Date to and including the Expiration Date. At 5:00 P.M., New York City time on the Expiration Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value, regardless of whether this Warrant shall be returned to the Company.

    (b)        A Holder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached hereto as Appendix B (the “Exercise Notice”), appropriately completed and duly signed, delivered or by facsimile, provided that signed originals follow within three Business Days, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised (as set forth in Section 4(c) below), and the date such items are received by the Company is an “Exercise Date.” Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares, if any.

    (c)        The Holder shall pay the Exercise Price (i) in cash, by certified bank check payable to the order of the Company or by wire transfer of immediately available funds in accordance with the Company’s instructions or (ii) if at any time more than one year after the Original Issue Date (x) there is no effective Registration Statement registering the resale of the Warrant Shares by the Holder and (y) the Market Price exceeds the Exercise Price, by means of a “cashless exercise,” by presenting and surrendering to the Company this Warrant, in which event the Company shall issue to the Holder the number of Warrant Shares determined as follows:

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X = Y [(A-B)/A]

where:

X	=	the number of Warrant Shares to be issued to the Holder upon such cashless exercise;

Y	=	the number of Warrant Shares with respect to which this Warrant is being exercised;

A	=	the Market Price on the Exercise Date; and

B	=	the Exercise Price.

    (d)        If an exercise of this Warrant is to be made in connection with a registered public offering or sale of the Company, such exercise may, at the election of the Holder, be conditioned on the consummation of the public offering or sale of the Company, in which case such exercise shall not be deemed effective until the consummation of such transaction.

    5.        Delivery of Warrant Shares.

    (a)        Upon exercise of this Warrant and subject to the receipt of signed originals pursuant to section 4(b)(i) above, the Company shall promptly, but in no event later than the third Trading Day following such exercise, issue or cause to be issued and deliver or cause to be delivered to the Holder, in such name or names as the Holder may designate, a certificate for the Warrant Shares issuable upon such exercise bearing (only if such legend is required by applicable law) the restrictive legend set forth in Section 4(k)(l) of the Purchase Agreement. The Holder, or any Person so designated by the Holder to receive the Warrant Shares, shall be deemed to have become the holder of record of such Warrant Shares as of the Exercise Date.

    (b)        Certificates evidencing the Warrant Shares shall not contain any legend (including the legend set forth in Section 4(k)(l) of the Purchase Agreement), (i) while a registration statement (including the Registration Statement) covering the resale of such security is effective under the Securities Act, or (ii) following any sale of such Warrant Shares pursuant to Rule 144, or (iii) if such Warrant Shares are eligible for sale under Rule 144(k), or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission). The Company shall cause its counsel to issue a legal opinion to the Company’s transfer agent promptly after the effective date of the Registration Statement if required by the Company’s transfer agent to effect the removal of the legend hereunder. If all or any portion of a Warrant is exercised at a time when there is an effective registration statement to cover the resale of the Warrant Shares, such Warrant Shares shall be issued free of all legends. The Company agrees that following the effective date of the Registration Statement or at such time as such legend is no longer required under this Section 5(b), it will, no later than three Trading Days following the delivery by a Purchaser to the Company or the Company’s transfer agent of a certificate representing Warrant Shares issued with a restrictive legend (such third Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate representing such shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section. Certificates for Warrant Shares subject to legend removal hereunder shall be transmitted by the transfer agent of the Company to the Purchasers by crediting the account of the Purchaser’s prime broker with the Depository Trust Company System.

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    (c)               Each Purchaser, severally and not jointly with the other Purchasers, agrees that the removal of the restrictive legend from certificates representing Warrant Shares as set forth in this Section 5 is predicated upon the Company’s reliance that the Purchaser will sell any Warrant Shares pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom.

    (d)        This Warrant is exercisable, either in its entirety or, from time to time, for a portion of the number of Warrant Shares. Upon surrender of this Warrant following one or more partial exercises, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.

    6.        Charges, Taxes and Expenses. Issuance and delivery of certificates for Ordinary Shares upon exercise of this Warrant shall be made without charge to the Holder for any issue or transfer tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrant in a name other than that of the Holder. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

    7.        Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and in substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested.

    8.        Reservation of Warrant Shares. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Ordinary Shares, solely for the purpose of enabling it to issue, upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from all taxes, liens, claims and encumbrances, and such Warrant Shares will not be subject to any pre-emptive rights or similar rights (taking into account the adjustments and restrictions of Section 9 hereof). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued, fully paid and nonassessable. The Company will take all such action as may be necessary to assure that such Ordinary Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any securities exchange or automated quotation system upon which the Ordinary Shares may be listed or quoted, as the case may be.

8

    9.        Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 9.

    (a)        Dividends. If the Company, at any time while this Warrant is outstanding, pays a dividend on its Ordinary Shares payable in additional Ordinary Shares or otherwise makes a distribution on any class of share capital that is payable in Ordinary Shares, then in each such case the Exercise Price shall be multiplied by a fraction, (A) the numerator of which shall be the number of Ordinary Shares outstanding immediately prior to the opening of business on the day after the record date for the determination of shareholders entitled to receive such dividend or distribution and (B) the denominator of which shall be the number of Ordinary Shares outstanding immediately after such event. Any adjustment made pursuant to this Section 9(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution; provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, any such adjustment shall become effective as of the time of actual payment of such dividends or distribution.

    (b)        Share Splits. If the Company, at any time while this Warrant is outstanding, (i) subdivides outstanding Ordinary Shares into a larger number of shares, or (ii) combines outstanding Ordinary Shares into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction, (A) the numerator of which shall be the number Ordinary Shares outstanding immediately before such event and (B) the denominator of which shall be the number of Ordinary Shares outstanding immediately after such event. Any adjustment pursuant to this Section 9(b) shall become effective immediately after the effective date of such subdivision or combination.

    (c)        Reclassifications. A reclassification of the Ordinary Shares (other than any such reclassification in connection with a merger or consolidation to which Section 9(f) applies) into shares of any other class of shares shall be deemed:

(i) a distribution by the Company to the holders of its Ordinary Shares of such shares of such other class of shares for the purposes and within the meaning of this Section 9; and

    (ii)        (ii) if the outstanding Ordinary Shares shall be changed into a larger or smaller number of Ordinary Shares as part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding Ordinary Shares for the purposes and within the meaning of Section 9(b).

    (d)        Self-Tender Offers. In the event, at any time or from time to time after the Original Issue Date while this Warrant remains outstanding and unexpired, in whole or in part, a Company Offer shall be made and expire, then and in each such event the Exercise Price in effect immediately prior to close of business on the date of the last time (the “Expiration Time”) tenders could have been made pursuant to such Company Offer shall be decreased by multiplying such Exercise Price by a fraction (not to be greater than one (1)):

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    (i)        the numerator of which shall be equal to (A) the product of (1) the Market Price per Ordinary Share on the date of the Expiration Time and (2) the number of Ordinary Shares outstanding (including any tendered shares) at the Expiration Time less (B) the fair market value (as determined in good faith by the Board of Directors of the Company) of the aggregate consideration payable to shareholders based on the acceptance (up to any maximum specified in the terms of the Company Offer) of all shares validly tendered and not withdrawn as of the Expiration Time (the shares deemed so accepted, up to any maximum amount provided for in connection with such Company Offer, being referred to as the “Purchased Shares”); and

    (ii)        the denominator of which shall be equal to the product of (A) the Market Price per Ordinary Share on the date of the Expiration Time and (B) the number of Ordinary Shares outstanding (including any tendered shares) on the Expiration Time less the number of Purchased Shares.

Any adjustment under this Section 9(d) shall become effective immediately prior to the opening of business on the day after the Expiration Time.

    (e)        Other Distributions. If the Company, at any time while this Warrant is outstanding, distributes to holders of Ordinary Shares (i) evidences of its indebtedness, (ii) any security (other than a distribution of Ordinary Shares covered by Section 9(a)), (iii) rights or warrants to subscribe for or purchase any security or (iv) any other asset (in each case, “Distributed Property”), then in each such case the Exercise Price in effect immediately prior to the record date fixed for determination of shareholders entitled to receive such distribution (and the Exercise Price thereafter applicable) shall be adjusted (effective on and after such record date) to equal the product of such Exercise Price multiplied by a fraction, (A) the numerator of which shall be Market Price on such record date less the then fair market value per share of the Distributed Property distributed in respect of one outstanding Ordinary Shares, which, if the Distributed Property is other than cash or marketable securities, shall be as determined in good faith by the Board of Directors of the Company, and (B) the denominator of which shall be the Market Price on such record date.

    (f)        Fundamental Transactions. If, at any time while this Warrant is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions or (iii) there shall occur any merger of another Person into the Company whereby the Ordinary Shares are cancelled, converted or reclassified into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, as a condition to the consummation of such Fundamental Transaction, the Company shall (or, in the case of any Fundamental Transaction in which the Company is not the surviving entity, the Company shall take all reasonable steps to cause such other Person to) execute and deliver to each Holder of Warrants a written instrument providing that:

    (x)        so long as any Warrant remains outstanding on such terms and subject to such conditions as shall be as nearly equivalent as may be practicable to the provisions set forth in this Warrant, each Warrant, upon the exercise thereof at any time on or after the consummation of such Fundamental Transaction, shall be exercisable into, in lieu of Ordinary Shares issuable upon such exercise prior to such consummation, the securities or other property (the “Substituted Property”) that would have been received in connection with such Fundamental Transaction by a holder of the number of Ordinary Shares into which such Warrant was exercisable immediately prior to the consummation of such Fundamental Transaction, assuming such holder of Ordinary Shares:

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    (A)       is not a Person with which the Company is consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be (a “Constituent Person”), or an Affiliate of a Constituent Person; and

    (B)       failed to exercise such Holder’s rights of election, if any, as to the kind or amount of securities, cash and other property receivable in connection with such Fundamental Transaction (provided, however, that if the kind or amount of securities, cash or other property receivable in connection with such Fundamental Transaction is not the same for each Ordinary Share held immediately prior to such Fundamental Transaction by a Person other than a Constituent Person or an Affiliate thereof and in respect of which such rights of election shall not have been exercised (a “Non-Electing Share”), then, for the purposes of this Section 9(f), the kind and amount of securities, cash and other property receivable in connection with such Fundamental Transaction by each Non-Electing Share shall be deemed to be the kind and amount so receivable per share by a plurality of the Non-Electing Shares); and

    (y)        the rights and obligations of the Company (or, in the event of a transaction in which the Company is not the surviving Person, such other Person) and the Holders in respect of Substituted Property shall be as nearly equivalent as may be practicable to the rights and obligations of the Company and Holders in respect of Ordinary Shares hereunder.

Such written instrument shall provide for adjustments which, for events subsequent to the effective date of such written instrument, shall be as nearly equivalent as may be practicable to the adjustments provided for in Section 9. The above provisions of this Section 9(f) shall similarly apply to successive Fundamental Transactions.

    (g)        Adjustment of Exercise Price. Simultaneously with any adjustment to the Exercise Price pursuant to paragraphs (a) through (e) of this Section 9, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the increased or decreased number of Warrant Shares shall be the same as the aggregate Exercise Price payable for the Warrant Shares immediately prior to such adjustment.

    (h)        Calculations. All calculations under this Section 9 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of Ordinary Shares outstanding at any given time shall not include Ordinary Shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Ordinary Shares.

    (i)        Adjustments. Notwithstanding any provision of this Section 9, no adjustment of the Exercise Price shall be required if such adjustment is less than $0.01; provided, however, that any adjustments which by reason of this Section 9(j) are not required to be made shall be carried forward and taken into account for purposes of any subsequent adjustment.

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    (j)        Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 9, the Company will promptly deliver to the Holder a certificate executed by the Company’s Chief Financial Officer setting forth, in reasonable detail, the event requiring such adjustment and the method by which such adjustment was calculated, the adjusted Exercise Price and the adjusted number or type of Warrant Shares or other securities or assets issuable upon exercise of this Warrant (as applicable). The Company will retain at its office copies of all such certificates and cause the same to be available for inspection at said office during normal business hours by the Holder or any prospective purchaser of the Warrant designated by the Holder.

    (k)        Notice of Corporate Events. If the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Ordinary Shares, including, without limitation, any granting of rights or warrants to subscribe for or purchase any share capital of the Company or any subsidiary of the Company, (ii) authorizes, approves, enters into any agreement contemplating, or solicits shareholder approval for, any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction at least 15 calendar days prior to the applicable record or effective date on which a Person would need to hold Ordinary Shares in order to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

    10.        Call Right. This Warrant may be redeemed at the Qualifying Price (as defined below) at the option of the Company at any time after the second anniversary of the Initial Exercise Date, provided that the Market Price for the Ordinary Shares, as reported on an Eligible Market, shall have equaled or exceeded 180% of the then current Exercise Price (the “Qualifying Price”) for any 20 Trading Days in any 30 Trading Day period (the “Qualifying Period”) ending within five (5) Trading Days of the Notice of Redemption (as defined below), provided further that the average daily trading volume of the Ordinary Stock during the Qualifying Period is greater than 100,000 Ordinary Shares per day as reported by an Eligible Market. The Holder shall be given a notice of redemption (a “Notice of Redemption”) at least 30 days prior to the date fixed for redemption of this Warrant (the “Redemption Date”).

Each Notice of Redemption shall state:
(i)	the Redemption Date;
(ii)	the date by which the Holder must surrender this Warrant; and
(iii)	a description of the procedure how, and the place or places where, this Warrant is to be surrendered.

No failure of the Company to give the foregoing notices or defect therein shall limit the Company’s right to exercise its right to redeem this Warrant or affect the validity of the proceedings for the redemption of this Warrant. On and after the Redemption Date set forth in the Notice of Redemption, the Holder shall have no rights with respect to this Warrant. The portion of this Warrant not exercised prior to the Redemption Date shall be and become void and of no value, regardless of whether this Warrant shall be surrendered to the Company.

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    11.        Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. If any fraction of a Warrant Share would, except for the provisions of this Section, be issuable upon exercise of this Warrant, the Company shall make a cash payment to the Holder equal to (a) such fraction multiplied by (b) the Market Price on the Exercise Date of one full Warrant Share.

    12.        Restricted Securities. The Holder represents and warrants that it (i) understands that the Warrant and the Warrant Shares have not been registered under the Securities Act and (ii) understands the restrictions set forth on the legend printed on the face of this Warrant.

    13.        Listing on Securities Exchanges. In furtherance and not in limitation of any other provision of this Warrant, if the Company at any time shall list any Ordinary Shares on any Eligible Market, the Company will, at its expense, simultaneously list the Warrant Shares (and maintain such listing) on such Eligible Market, upon official notice of issuance following the exercise of this Warrant; and the Company will so list, register and maintain such listing on any Eligible Market any Other Securities, if and at the time that any securities of like class or similar type shall be listed on such Eligible Market by the Company.

    14.        Remedies. The Company stipulates that the remedies at law of the Holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

    15.        Notices. Any and all notices or other communications or deliveries hereunder (including without limitation any Exercise Notice) shall be in writing and shall be mailed by certified mail, return receipt requested, or by a nationally recognized courier service or delivered (in person or by facsimile), against receipt to the party to whom such notice or other communication is to be given. The address for such notices or communications shall be as set forth in the Purchase Agreement entered into by the Holder and the Company. Any notice or other communication given by means permitted by this Section 15 shall be deemed given at the time of receipt thereof.

    16.        Warrant Agent. The Company shall serve as warrant agent under this Warrant. Upon 30 days’written notice to the Holder, the Company may appoint a new warrant agent. Any Person into which any new warrant agent may be merged, any Person resulting from any consolidation to which any new warrant agent shall be a party or any Person to which any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder’s last address as shown on the Warrant Register.

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    17.        Miscellaneous. (a) This Warrant may be assigned by the Holder. This Warrant may not be assigned by the Company, except to a successor in the event of a Fundamental Transaction. This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant. This Warrant may be amended only in writing signed by the Company and the Holder and their successors and assigns.

    (b)        The Company will not, by amendment of its governing documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Company (i) will not increase the par value of any Warrant Shares above the amount payable therefor upon exercise thereof, (ii) will take all such action as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares on the exercise of this Warrant, free from all taxes, liens, claims and encumbrances and (iii) will not close its shareholder books or records in any manner which interferes with the timely exercise of this Warrant.

    (c)        This Warrant shall be governed by and construed and enforced in accordance with the laws of the State of New York without regard to conflicts of laws principles thereof. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and Federal courts sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of the Purchase Agreement), and hereby irrevocably waives, and agrees not to assert any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or that such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. THE PARTIES HEREBY WAIVE ALL RIGHTS TO A TRIAL BY JURY.

    (d)        Neither party shall be deemed in default of any provision of this Warrant, to the extent that performance of its obligations or attempts to cure a breach hereof are delayed or prevented by any event reasonably beyond the control of such party, including, without limitation, war, hostilities, acts of terrorism, revolution, riot, civil commotion, national emergency, strike, lockout, unavailability of supplies, epidemic, fire, flood, earthquake, force of nature, explosion, embargo, or any other Act of God, or any law, proclamation, regulation, ordinance, or other act or order of any court, government or governmental agency, provided that such party gives the other party written notice thereof promptly upon discovery thereof and uses reasonable efforts to cure or mitigate the delay or failure to perform.

(e) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

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    (f)        In case any one or more of the provisions of this Warrant shall be deemed invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK,
SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

ON TRACK INNOVATIONS LTD. By: —————————————— Oded Bashan Chairman, President and Chief Executive Officer

APPENDIX A

FORM OF ASSIGNMENT

(to be completed and signed only upon transfer of Warrant)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ________________________________________ the right represented by the within Warrant to purchase _____________ Ordinary Shares of On Track Innovations Ltd. to which the within Warrant relates and appoints __________________________ attorney to transfer said right on the books of On Track Innovations Ltd. with full power of substitution in the premises.

Dated:____________________	__________________________________

(Signature must conform in all respects to name of Holder as specified on face of the Warrant)

Address of Transferee:

__________________________________

__________________________________

__________________________________

In the presence of:

__________________________________

APPENDIX B

FORM OF EXERCISE NOTICE

(To be executed by the Holder to exercise the right to purchase Ordinary Shares under the foregoing Warrant)

To:	On Track Innovations Ltd.

The undersigned is the Holder of Warrant No. 2005-[ ] (the “Warrant”) issued by On Track Innovations Ltd., an Israeli corporation (the “Company”). Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Warrant.

1.	The Warrant is currently exercisable to purchase a total of _________ Warrant Shares.

2.	The undersigned Holder hereby exercises its right to purchase _________ Warrant Shares pursuant to the Warrant.

3.	The Holder intends that payment of the Exercise Price shall be made as (check one):

Cash Exercise_______

Cashless Exercise_______

4.	If the Holder has elected a Cash Exercise, the Holder shall pay the sum of $________ to the Company in accordance with the terms of the Warrant.

5.	If the Holder has elected a Cashless Exercise, a certificate shall be issued to the Holder for the number of shares equal to the whole number portion of the product of the calculation set forth below, which is ___________. The Company shall pay a cash adjustment in respect of the fractional portion of the product of the calculation set forth below in an amount equal to the product of the fractional portion of such product and the Market Price on the Exercise Day, which product is _________.

X = Y[(A-B)/A]

X = the number of Warrant Shares to be issued to the Holder.

Number of Warrant Shares being exercised:________________("Y").

Market Price on the Exercise Day:_______________("A").

Exercise Price:_____________("B")

6.	Pursuant to this exercise, the Company shall deliver to the Holder Warrant Shares in accordance with the terms of the Warrant.

7.	Following this exercise, the Warrant shall be exercisable to purchase a total of __________ Warrant Shares.

Dated: _________	Name of Holder:

(Print)_______________________

By:__________________________

Name:________________________

Title:_________________________

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: November 7th, 2005

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